Exhibit 99.2

Brookfield
Brookfield Renewable Partners L.P.
2019 RECAST MANAGEMENT DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis of Brookfield Renewable Partners L.P. And Terraform Power, Inc.

This Management’s Discussion and Analysis covers the financial position as of December 31, 2019 and December 31, 2018 and results of operations for the years ended December 31, 2019, 2018, and 2017 which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The information in this Management’s Discussion and Analysis should be read in conjunction with the audited consolidated financial statements of Brookfield Renewable Partners L.P. (“BEP”) as of December 31, 2019 and December 31, 2018 and each of the years in the three years ended December 31, 2019.

Unless the context indicates or requires otherwise, the terms “Brookfield Renewable” and the “partnership” means Brookfield Renewable Partners L.P. and its controlled entities, including TerraForm Power, Inc. The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management” or, collectively with its subsidiaries, excluding Brookfield Renewable, “Brookfield”). Unless the context indicates or requires otherwise, the term “TerraForm Power” means TerraForm Power, Inc. (or its successor entity).

Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP units”) held by public unitholders and Brookfield, Class A exchangeable subordinated voting shares held by public shareholders and Brookfield (“exchangeable shares”) of Brookfield Renewable Corporation (“BEPC”), redeemable/exchangeable partnership units held by Brookfield (“Redeemable/Exchangeable partnership units”) in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield, and general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the GP interest, Redeemable/Exchangeable partnership units, exchangeable shares and LP units will be collectively referred to throughout as “Unitholders”, “Units”, or as “per Unit”, unless the context indicates or requires otherwise. The LP units, exchangeable shares and Redeemable/Exchangeable partnership units have the same economic attributes in all respects. See “Presentation to Stakeholders and Performance Measurement”.

On July 30, 2020, the partnership completed the special distribution of exchangeable shares to its unitholders of record on July 27, 2020 (the “special distribution”). Refer to the prospectus document filed on SEDAR and with the SEC on June 29, 2020 for more details on the special distribution.

On July 31, 2020, the partnership and BEPC acquired all of the outstanding shares of Class A common stock (“TERP shares”) of TerraForm Power, other than the approximately 62% of TERP shares owned by the partnership and its affiliates (the “TerraForm Power acquisition”). Pursuant to the Reorganization Agreement in respect of the TerraForm Power acquisition, each holder of public TERP shares was entitled to receive 0.47625 of an exchangeable share or 0.47625 of an LP unit for each public TerraForm Power share held by such holder. The TerraForm Power acquisition was completed in exchange for 37,035,241 exchangeable shares and 4,034,469 LP units.

Simultaneously with the completion of the TerraForm Power acquisition, Brookfield Renewable entered into voting agreements with a controlled affiliate of Brookfield to transfer the power to vote their respective shares held of TerraForm Power to Brookfield Renewable. As a result, Brookfield Renewable controls and consolidates TerraForm Power. The transfer of control of TerraForm Power to Brookfield Renewable is considered to be a transaction between entities under common control and was valued based on Brookfield’s book value in TerraForm Power. The combined results of TerraForm Power that was not owned by Brookfield Renewable has been presented as non-controlling interests to Brookfield Renewable retrospectively to October 17, 2017, corresponding to all historical periods that TerraForm Power was under common control.

Brookfield Renewable targets a total return of 12% to 15% per annum on the assets that it owns, measured over the long-term. Brookfield Renewable intends to generate this return from the in-place cash flows from its operations plus growth through investments in upgrades and expansions to its asset base, as well as acquisitions.

For a description of operational and segmented information of Brookfield Renewable and for a description of the non-IFRS financial measures used to explain financial results presented herein, see “Presentation to Stakeholders and Performance Measurement”. For a reconciliation of the non-IFRS financial measures to the most comparable IFRS financial measures, see “Financial Performance Review on Segment Information – Reconciliation of non-IFRS measures”. This Management’s Discussion and Analysis contains forward-looking information within the meaning of U.S. and Canadian securities laws. See section “Cautionary Statement Regarding Forward-Looking Information” for cautionary statements regarding forward-looking statements and the use of non-IFRS measures.

All dollar references, unless otherwise stated, are in millions of U.S. dollars. References to $, R$ and COP are to U.S. dollars, Brazilian reais and Colombian pesos, respectively.

FINANCIAL PERFORMANCE REVIEW ON CONSOLIDATED INFORMATION

The following table reflects key financial data for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2019	2018	2017
	as adjusted(1)	as adjusted(1)	as adjusted(1)
Revenues	$3,971	$3,797	$2,772
Direct operating costs	(1,263)	(1,273)	(1,023)
Management service costs	(135)	(94)	(86)
Interest expense	(1,001)	(973)	(685)
Foreign exchange and financial instrument (loss) gain	(36)	37	(89)
Depreciation	(1,271)	(1,151)	(847)
Income tax (expense) recovery	(43)	343	(69)
Net income attributable to Unitholders	80	583	4

	Average FX rates to USD
C$	1.33	1.30	1.30
	€0.89	0.85	0.89
R$	3.95	3.65	3.19
COP	3,280	2,956	2,951

(1)	As adjusted to reflect the historical financial statements of TerraForm Power Inc. acquired on July 31, 2020.

Current Year Variance Analysis (2019 vs 2018)

Revenues totaling $3,971 million for the year ended December 31, 2019 represents an increase of $174 million over the prior year. On a same store and constant currency basis, revenues increased $108 million, primarily due to higher average realized prices attributable to the inflation indexation of our contracts, commercial contracting initiatives and higher market prices on our uncontracted volumes in Colombia, which contributed $96 million to revenues. Higher generation contributed a $12 million increase in revenues relative to the prior year due to above average hydrology conditions in the United States during the first half of the year, partially offset by lower hydrology conditions in Canada. Foreign currency movements negatively impacted our revenues by $170 million as a result of the strengthening of the United States dollar. Recently acquired and commissioned facilities contributed $280 million to revenues which was partially offset by recently completed asset sales that reduced revenues by $44 million.

Direct operating costs totaling $1,263 million in 2019 represents a decrease of $10 million over the prior year driven by cost-savings realized in the year across our businesses and the impact of foreign exchange noted above. This was partially offset by the operating costs of our recently commissioned and acquired facilities.

Management service costs totaling $135 million in 2019 represents an increase of $41 million over the prior year due to the growth of our business.

Interest expense totaling $1,001 million in 2019 represents an increase of $28 million over the prior year as the benefit of recent refinancing activities that reduced our average cost of borrowing, lower corporate borrowings and the foreign exchange movements noted above were more than offset by the growth of our business.

Income tax expense was $43 million in 2019 compared to an income tax recovery of $343 million in the prior year as the prior year benefited from a significant deferred tax recovery in our Colombian business as a result of tax legislation that was passed at the end of 2018 and a deferred tax recovery relating to the recognition of operating loss carryforwards in the United States.

Net income attributable to Unitholders was $80 million in 2019 compared to $583 million for the year ended December 31, 2018 due to the above noted items.

Brookfield Renewable Partners L.P.	Management’s Discussion & Analysis	December 31, 2019

Prior Year Variance Analysis (2018 vs 2017)

Revenues totaling $3,797 million for the year ended December 31, 2018 represents an increase of $1,025 million over the same period in the prior year. The contributions from growth in our portfolio, both through recently acquired and commissioned facilities, contributed $950 million to our revenues, partially offset by the impact from the sale of one of our Irish wind facilities in 2017 that contributed $8 million in the same period of the prior year. The contributions of our portfolio on a same store basis increased revenues by $83 million. Higher average realized pricing increased revenues by $213 million primarily due to higher market prices received from our merchant facilities, the impact of inflation indexation embedded in our existing contracts and higher capacity revenues in the United States. Lower generation resulted in a $92 million reduction to revenue due to a return to normal hydrology conditions in New York and Canada where we experienced generation that was 15% above long-term average in 2017 and the impact of our decision to store water in our reservoirs in Colombia in anticipation of higher pricing in the upcoming dry season. The impact of foreign exchange differences resulted in a net reduction of $38 million to revenues, primarily attributable to the depreciation of the Brazilian reais.

Direct operating costs totaling $1,273 million represents an increase of $250 million driven by the growth in our portfolio which contributed $248 million to direct operating costs. Excluding one-time cost recoveries of $10 million in the prior year, operating costs were $5 million higher on a same store basis as the impact of inflation was mostly offset by the benefit of our cost-reduction initiatives implemented across our business. The above noted foreign exchange impacts decreased operating costs by $13 million.

Management service costs totaling $94 million represents an increase of $8 million due to the growth of our business.

Interest expense totaling $973 million represents an increase of $288 million over the prior year due to the growth in our portfolio, which contributed $312 million of additional interest expense.

Depreciation expense totaling $1,151 million increased $304 million over the prior year due to growth, offset partially by the impact of a weakening Brazilian reais against the United States dollar.

Income tax recovery was $343 million in 2018 compared to an income tax expense of $69 million in 2017 as the current year benefited from a significant deferred tax recovery in our Colombian business as a result of tax legislation that was passed at the end of 2018 and a deferred tax recovery relating to the recognition of operating loss carryforwards in the United States.

Net income attributable to Unitholders was $583 million in 2018 compared to $4 million for the year ended December 31, 2017.

Brookfield Renewable Partners L.P.	Management’s Discussion & Analysis	December 31, 2019

ADDITIONAL CONSOLIDATED FINANCIAL INFORMATION

SUMMARY OF CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

The following table provides a summary of the key line items on the audited consolidated statements of financial position as at December 31:

(MILLIONS)	2019	2018
	as adjusted(1)	as adjusted(1)
Assets held for sale	$352	$920
Current assets	2,020	2,458
Equity-accounted investments	937	684
Property, plant and equipment, at fair value	41,055	38,177
Total assets	46,196	43,508

Liabilities directly associated with assets held for sale	137	533
Corporate borrowings	2,100	2,328
Non-recourse borrowings	15,200	14,218
Deferred income tax liabilities	4,855	4,355
Total liabilities and equity	46,196	43,508

	FX rates to USD
C$	1.30	1.36
	€0.89	0.87
R$	4.03	3.87
COP	3,277	3,250

(1)	As adjusted to reflect the historical financial statements of TerraForm Power Inc. acquired on July 31, 2020.

Assets held for sale

Assets held for sale totaled $352 million as at December 31, 2019 compared to $920 million as at December 31, 2018. The $568 million decrease was attributable to the sale of five of the six projects making up our South African wind and solar portfolio.

As at December 31, 2019, Brookfield Renewable has presented seven solar facilities (91 MW) in Asia and South Africa as held for sale.

During 2019, Brookfield Renewable also completed the sale of six wind facilities (191 MW) in Europe. These assets were not included in Assets held for sale at December 31, 2018.

See Note 4 – Disposal of assets and Note 5 – Assets held for sale in our consolidated financial statements for additional details.

Property, plant and equipment

Property, plant and equipment totaled $41.1 billion as at December 31, 2019 compared to $38.2 billion as at December 31, 2018. The increase of $2.9 billion in property, plant and equipment was primarily attributable to a $2.4 billion annual revaluation which recognized the benefit of lower discount rates and the continued successful implementation of cost savings and revenue enhancing initiatives. The acquisition of a 320 MW distributed generation portfolio in the United States and 410 MW of operating wind capacity in Asia increased property, plant and equipment by $1.3 billion and capitalized additions relating to the sustaining capital expenditures of our hydroelectric business and our ongoing construction of development projects increased property, plant and equipment by $464 million. Upon adoption of IFRS 16 on January 1, 2019, we recognized $407 million of capitalized lease arrangements. These increases were partially offset by the sale of six operating wind facilities in Europe, resulting in a decrease of $440 million and depreciation expense associated with property, plant and equipment of $1.3 billion for the year. The strengthening of the

Brookfield Renewable Partners L.P.	Management’s Discussion & Analysis	December 31, 2019

Canadian dollar was mostly offset by the devaluation of the Brazilian real and the Colombian peso against the United States dollar, which resulted in a net increase to property, plant and equipment of $49 million.

See Note 13 – Property, plant and equipment, at fair value in our audited annual consolidated financial statements for information on the revaluation assumptions used and sensitivity analysis.

Corporate borrowings

Corporate borrowings totaled $2.1 billion as at December 31, 2019 compared to $2.3 billion as at December 31, 2018. During the year we completed the issuance of one of the largest corporate green bonds in Canada – C$300 million ($227 million) Series 12 medium term notes and C$300 million ($227 million) Series 13 medium term notes – and also repaid the C$450 ($341 million) Series 7 medium term notes, extending the average corporate term to maturity to 10 years and reducing the average interest rate to 4.1%. The impact of foreign exchange on our Canadian dollar denominated medium term notes increased corporate borrowings $81 million as the Canadian dollar strengthened versus the United States dollar. Net repayments on our credit facility during the period amounted to $422 million.

RELATED PARTY TRANSACTIONS

Brookfield Renewable’s related party transactions are in the normal course of business and are recorded at the exchange amount. Brookfield Renewable’s related party transactions are primarily with Brookfield Asset Management.

Brookfield Renewable sells electricity to Brookfield through long-term PPAs, or provides fixed price guarantees to provide contracted cash flow and reduce Brookfield Renewable’s exposure to electricity prices in deregulated power markets. Brookfield Renewable also benefited from a wind levelization agreement with Brookfield which reduced the exposure to the fluctuation of wind generation at certain facilities and thus improved the stability of its cash flow. The wind levelization agreement expired in February 2019.

Brookfield Renewable and Brookfield completed a transaction to internalize all energy marketing capabilities in North America into Brookfield Renewable. Refer to Note 30 – Related party transactions in Brookfield Renewable’s 2019 annual audited consolidated financial statements for additional details of the energy marketing internalization.

In addition to these agreements, Brookfield Renewable and Brookfield have executed other agreements that are described in Note 30 – Related party transactions in our audited annual consolidated financial statements.

Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain renewable power generating facilities in the United States, Brazil, Europe and Asia. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of the Colombian business. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.

Brookfield Renewable has entered into agreements with Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV and Brookfield Infrastructure Debt Fund (“Private Funds”), in which they provide Brookfield Renewable with access to short-term financing using the Private Funds’ credit facilities.

During the year, Brookfield Asset Management extended the maturity of the $400 million committed unsecured revolving credit facility by one year to December 31, 2020. As at December 31, 2019, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Asset Management. During the year, Brookfield Asset Management also placed up to $600 million on deposit with Brookfield Renewable. The funds on deposit have since been paid back in full prior to December 31, 2019 including any interest that had been accrued. The interest expense on the deposit and draws from the credit facility for the year ended December 31, 2019 totaled $6 million (2018: $8 million).

Brookfield Renewable Partners L.P.	Management’s Discussion & Analysis	December 31, 2019

The following table reflects the related party agreements and transactions in the audited consolidated statements of income, for the year ended December 31:

(MILLIONS)	2019	2018	2017
Revenues
Power purchase and revenue agreements	$558	$534	$601
Wind levelization agreement	1	7	6

	$559	$541	$607
Direct operating costs
Energy purchases	$(22)	$(20)	$(13)
Energy marketing fee	(20)	(24)	(24)
Insurance services(1)	(23)	(25)	(19)

	$(65)	$(69)	$(56)
Interest expense
Borrowings	$(7)	$(13)	$—
Contract balance accretion	(8)	—	—

	$(15)	$(13)	$—
Management service costs	$(135)	$(94)	$(86)

(1)

Insurance services are paid to a subsidiary of Brookfield Asset Management that brokers external insurance providers on behalf of Brookfield Renewable. The fees paid to the subsidiary of Brookfield Asset Management for the year ended December 31, 2019 were $1 million (2018: less than $1 million)

The following table reflects the impact of the related party agreements and transactions on the consolidated statements of financial position as at December 31:

(MILLIONS)	Related party	2019	2018
Current assets
Contract asset	Brookfield	$51	$45
Due from related parties
Amounts due from	Brookfield	48	55
	Equity-accounted investments and other	12	10

		$111	$110
Non-current assets
Contract asset	Brookfield	$422	$402
Current liabilities
Due to related parties
Amount due to	Brookfield	$93	$63
	Equity-accounted investments and other	10	11
Accrued distributions payable on
LP units and Redeemable/Exchangeable partnership units	Brookfield	36	35

		$139	$109
Non-current liabilities
Contract liability	Brookfield	$562	$479

Brookfield Renewable Partners L.P.	Management’s Discussion & Analysis	December 31, 2019

EQUITY

General partnership interest in a holding subsidiary held by Brookfield

Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly LP unit distributions exceed specified target levels. As at December 31, 2019, to the extent that LP unit distributions exceed $0.375 per LP unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that LP unit distributions exceed $0.4225 per LP unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $50 million were declared during the year ended December 31, 2019 (2018: $40 million).

The thresholds used for the calculation of incentive distribution rights that Brookfield is entitled to as the owner of the 1% GP interest in BRELP have been reduced on the completion of the special distribution to $0.300 and $0.338, respectively, to give effect to the special distribution. Refer to the Subsequent Events section of this Management’s Discussion & Analysis for further information.

Preferred limited partners’ equity

During the first quarter of 2019, Brookfield Renewable issued 7,000,000 Class A Preferred Limited Partnership Units, Series 15 (the “Series 15 Preferred Units”) at a price of C$25 per unit for gross proceeds of C$175 million ($131 million). The holders of the Series 15 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.75% for the initial period ending April 30, 2024. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the five-year Government of Canada bond yield plus 3.94%, and (ii) 5.75%.

The holders of the Series 15 Preferred Units will have the right, at their option, to reclassify their Series 15 Preferred Units into Class A Preferred Limited Partnership Units, Series 16 (the “Series 16 Preferred Units”), subject to certain conditions, on April 30, 2024 and on April 30 every five years thereafter. The holders of the Series 16 Preferred Units will be entitled to receive floating rate cumulative preferential cash distributions equal to the three month Government of Canada Treasury Bill Rate plus 3.94%.

The Class A Preferred Limited Partnership Units (“Preferred units”) of Brookfield Renewable do not have a fixed maturity date and are not redeemable at the option of the holders. As at December 31, 2019, none of the Preferred units have been redeemed by Brookfield Renewable.

In July 2019, Brookfield Renewable announced that the Toronto Stock Exchange had accepted a notice of its intention to commence a normal course issuer bid in connection with the outstanding Preferred units. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Preferred units. Repurchases were authorized to commence on July 9, 2019 and will terminate on July 8, 2020, or earlier should Brookfield Renewable complete its repurchases prior to such date. There were no repurchases of Preferred units during 2019 in connection with the normal course issuer bid.

In July 2020, the Toronto Stock Exchange accepted notice of Brookfield Renewable’s intention to renew the normal course issuer bid in connection with the outstanding Preferred units for another year to July 8, 2021, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Preferred units. Preferred unitholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. There were no repurchases of Preferred units during 2019 or subsequent to December 31, 2019 in connection with the normal course issuer bid.

During the first quarter of 2020, Brookfield Renewable issued 8,000,000 Class A Preferred Limited Partnership Units, Series 17 (the “Series 17 Preferred Units”) at a price of $25 per unit for gross proceeds of $200 million. The holders of the Series 17 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.25%.

Limited partners’ equity, Redeemable/Exchangeable partnership units, and exchangeable shares

As at December 31, 2019, Brookfield Asset Management owns, directly and indirectly 185,727,567 LP units and Redeemable/Exchangeable partnership units, representing approximately 60% of Brookfield Renewable on a fully-exchanged basis and the remaining approximately 40% is held by public investors.

During the year ended December 31, 2019, Brookfield Renewable issued 176,596 LP units (2018: 289,641 LP units) under the distribution reinvestment plan at a total cost of $6 million (2018: $8 million).

Brookfield Renewable Partners L.P.	Management’s Discussion & Analysis	December 31, 2019

Subsequent to December 31, 2019, an additional 100,352 LP units were issued under the distribution reinvestment plan at a total cost of $4 million.

In December 2019, Brookfield Renewable terminated its existing normal course issuer bid, which was set to expire on December 30, 2019, and entered into a new normal course issuer bid in connection with its LP units. Under the new normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 8.9 million LP units, representing approximately 5% of the issued and outstanding LP units for capital management purposes. The bid will expire on December 30, 2020, or earlier should Brookfield Renewable complete its repurchases prior to such date. Unitholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. Brookfield Renewable repurchased 20,000 LP units (2018: 1,856,798 LP units) on December 28, 2018 on the Toronto Stock Exchange and New York Stock Exchange at a total cost of less than $1 million (2018: $51 million), which were canceled on January 31, 2019.

On June 3, 2020, certain affiliates of Brookfield Asset Management completed a secondary offering of 10,236,000 LP units at a price of $48.85 per LP unit, for gross proceeds of $500 million. Brookfield Renewable did not sell LP units in the offering and did not receive any of the proceeds from the offering of LP units. After giving effect to the aforementioned secondary offering of LP units, Brookfield Asset Management owns, directly and indirectly,175,491,567 LP units and Redeemable/Exchangeable partnership units representing approximately 57% of Brookfield Renewable on a fully-exchanged basis.

On July 30, 2020, Brookfield Renewable completed the “special distribution” whereby LP unitholders as of July 27, 2020 (the “Record Date”) received one exchangeable share for every four LP units held. Immediately prior to the special distribution, Brookfield Renewable Partners L.P. received exchangeable shares through a distribution by Brookfield Renewable Energy L.P. (“BRELP”), or the BRELP Distribution, of the exchangeable shares to all the holders of its equity units. As a result of the BRELP Distribution, (i) Brookfield and its subsidiaries (other than entities within Brookfield Renewable) received approximately 33.1 million exchangeable shares and (ii) Brookfield Renewable Partners L.P. received approximately 44.7 million exchangeable shares, which it subsequently distributed to its LP unitholders, including Brookfield, pursuant to the special distribution.

On July 31, 2020, following the special distribution, BEPC completed the acquisition of TerraForm Power acquisition, pursuant to which Brookfield Renewable and BEPC acquired all of the Class A common stock of TerraForm Power (“TERP common stock”) held by the public in exchange for 4,034,469 LP units and 37,035,241 exchangeable shares. Brookfield Asset Management’s direct and indirect interest after the TerraForm Power Acquisition represented approximately 51.5% of Brookfield Renewable on a fully-exchanged basis. On an unexchanged basis, Brookfield Asset Management holds a 25% direct limited partnership interest in Brookfield Renewable after the TerraForm Power Acquisition. Refer to Note 34 – Subsequent Events for further information on the Terraform Power Acquisition

Subsequent to December 31, 2019, exchangeable shareholders of BEPC exchanged 85,164 exchangeable shares for $1 million LP units during the three and nine months ended September 30, 2020.

On October 13, 2020, certain affiliates of Brookfield Asset Management completed a secondary offering of 4,663,250 exchangeable shares at a price of C$80.20 ($60.06) per exchangeable share, for gross proceeds of C$374 million ($285 million). Brookfield Renewable did not sell exchangeable shares in the offering and did not receive any of the proceeds from the offering of exchangeable shares. After giving effect to the aforementioned secondary offering of exchangeable shares, Brookfield Asset Management owns, directly and indirectly, 215,367,457 LP units, Redeemable/Exchangeable partnership units, and exchangeable shares representing approximately 50.4% of Brookfield Renewable on a fully-exchanged basis (assuming the exchange of all the outstanding Redeemable/Exchangeable partnership units and exchangeable shares) and the remaining approximately 49.6% is held by public investors.

Brookfield Renewable Partners L.P.	Management’s Discussion & Analysis	December 31, 2019

FINANCIAL PERFORMANCE REVIEW ON PROPORTIONATE INFORMATION

SEGMENTED DISCLOSURES

Segmented information is prepared on the same basis that Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) manages the business, evaluates financial results, and makes key operating decisions. See “Presentation to Stakeholders and Performance Measurement” for information on segments and an explanation on the calculation and relevance of proportionate information.

PROPORTIONATE RESULTS FOR THE YEAR ENDED DECEMBER 31

The following chart reflects the generation and summary financial figures on a proportionate basis for the year ended December 31:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		Funds From Operations		Net Income (Loss)
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Hydroelectric
North America	13,118	13,308	12,238	12,980	$905	$893	$632	$619	$469	$443	$150	$189
Brazil	3,707	3,633	3,996	3,927	234	244	181	173	150	142	59	3
Colombia	3,096	3,364	3,488	3,482	237	216	144	126	101	86	72	87

	19,921	20,305	19,722	20,389	1,376	1,353	957	918	720	671	281	279
Wind
North America	2,969	2,713	3,556	3,169	223	219	163	157	98	96	(87)	15
Europe	904	677	996	764	95	73	67	57	48	38	(11)	8
Brazil	630	626	647	645	37	42	28	33	19	24	1	1
Asia	291	160	290	153	20	12	16	8	10	5	6	4

	4,794	4,176	5,489	4,731	375	346	274	255	175	163	(91)	28
Solar	949	753	978	724	183	146	162	117	107	73	(4)	39
Storage & Other	374	519	—	—	87	85	41	49	27	32	1	(2)
Corporate	—	—	—	—	—	—	10	(16)	(268)	(263)	(290)	(264)

Total	26,038	25,753	26,189	25,844	$2,021	$1,930	$1,444	$1,323	$761	$676	$(103)	$80

Brookfield Renewable Partners L.P.	Management’s Discussion & Analysis	December 31, 2019

HYDROELECTRIC OPERATIONS ON PROPORTIONATE BASIS

The following table presents our proportionate results for hydroelectric operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2019	2018
Generation (GWh) – LTA	19,722	20,389
Generation (GWh) – actual	19,921	20,305

Revenue	$1,376	$1,353
Other income	32	21
Direct operating costs	(451)	(456)

Adjusted EBITDA	957	918
Interest expense	(210)	(232)
Current income taxes	(27)	(15)

Funds From Operations	$720	$671
Depreciation	(332)	(385)
Deferred taxes and other	(107)	(7)

Net income	$281	$279

The following table presents our proportionate results by geography for hydroelectric operations for the year ended December 31:

	Actual Generation (GWh)		Average revenue per MWh		Adjusted EBITDA		Funds From Operations		Net Income
(MILLIONS, EXCEPT AS NOTED)	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
North America
United States	8,830	8,245	$70	$69	$393	$360	$287	$252	$72	$66
Canada	4,288	5,063	66	64	239	259	182	191	78	123

	13,118	13,308	69	67	632	619	469	443	150	189
Brazil	3,707	3,633	63	67	181	173	150	142	59	3
Colombia	3,096	3,364	77	64	144	126	101	86	72	87

Total	19,921	20,305	$69	$67	$957	$918	$720	$671	$281	$279

North America

Funds From Operations at our North American business were $469 million in 2019 versus $443 million in the prior year. Higher average realized revenue per MWh in Canada due to inflation indexation of our contracts and higher same store generation due to strong hydrology conditions in the United States (7% above prior year and 10% above long-term average) more than offset the impact to Funds From Operations from the sale of a 25% interest in certain of our Canadian assets ($24 million and 670 GWh).

Net income attributable to Unitholders decreased by $39 million in 2019 over the prior year as the above noted increase in Funds From Operations were more than offset by higher non-cash accretion expenses on certain energy contracts.

Brazil

Funds From Operations at our Brazilian business were $150 million in 2019 versus $142 million in the prior year. On a local currency basis, Funds From Operations increased 15% versus the prior year due to the benefit of higher same store generation, a positive ruling reaffirming the historical generation of our facilities, and growth of our portfolio through development projects that contributed 63 GWh and $2 million to Funds from Operations. These increases were partially offset by the weakening of the Brazilian reais versus the United States dollar.

Brookfield Renewable Partners L.P.	Management’s Discussion & Analysis	December 31, 2019

Net income attributable to Unitholders increased by $56 million in 2019 over the prior year driven by the above noted increase in Funds From Operations and lower depreciation expense due to the weakening of the Brazilian reais versus the United States dollar.

Colombia

Funds From Operations at our Colombian business were $101 million in 2019 versus $86 million in the prior year as we benefited from cost-reduction initiatives and a 20% increase in revenue per MWh due to inflation indexation of our contracts and re-contracting efforts which were partially offset by generation that was 11% below long-term average as we stored water in anticipation of higher pricing in the upcoming dry season.

Net income attributable to Unitholders decreased by $15 million in 2019 over the prior year as the above noted increase in Funds From Operations was more than offset by the impact of a deferred tax recovery as a result of new tax legislation that benefited the prior year.

WIND OPERATIONS ON PROPORTIONATE BASIS

The following table presents our proportionate results for wind operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2019	2018
Generation (GWh) – LTA	5,489	4,731
Generation (GWh) – actual	4,794	4,176

Revenue	$375	$346
Other income	6	13
Direct operating costs	(107)	(104)

Adjusted EBITDA	274	255
Interest expense	(96)	(93)
Current income taxes	(3)	1

Funds From Operations	$175	$163
Depreciation	(219)	(182)
Deferred taxes and other	(47)	47

Net income	$(91)	$28

The following table presents our proportionate results by geography for wind operations for the year ended December 31:

	Actual Generation (GWh)		Average revenue per MWh		Adjusted EBITDA		Funds From Operations		Net Income (loss)
(MILLIONS, EXCEPT AS NOTED)	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
North America
United States	1,897	1,613	$67	$76	$85	$76	$45	$36	$(67)	$30
Canada	1,072	1,100	90	88	78	81	53	60	(20)	(15)

	2,969	2,713	75	81	163	157	98	96	(87)	15
Europe	904	677	105	110	67	57	48	38	(11)	8
Brazil	630	626	59	69	28	33	19	24	1	1
Asia	291	160	69	66	16	8	10	5	6	4

Total	4,794	4,176	$78	$84	$274	$255	$175	$163	$(91)	$28

Brookfield Renewable Partners L.P.	Management’s Discussion & Analysis	December 31, 2019

North America

Funds From Operations at our North American business were $98 million versus $96 million in the prior year. The contributions from growth in our portfolio as a result of increasing our ownership in TerraForm Power and cost-reduction initiatives were partially offset by the impact of lower same store generation relative to the prior year.

Net loss attributable to Unitholders increased by $102 million over the prior year due to higher depreciation as a result of the growth of our portfolio and unrealized hedging losses.

Europe

Funds From Operations at our European business were $48 million versus $38 million in the prior year. The growth of our portfolio following the commissioning of 51 MW of new wind capacity and a full year contribution from recently completed acquisitions contributed 199 GWh and $13 million to Funds From Operations, net of asset sales. Excluding an $8 million gain on the sale of a development project in the United Kingdom that benefited the prior year, Funds From Operations increased $5 million primarily as a result of stronger resource, operating cost savings initiatives, and interest cost savings due to capital structure optimization.

Net loss attributable to Unitholders decreased by $19 million over the prior year as the above noted increase in Funds From Operations was more than offset by higher unrealized hedging losses.

Brazil

Funds From Operations at our Brazilian business were $19 million versus $24 million in the prior year as a result of lower average realized prices due to a commercial initiative that benefited the prior year and the weakening of the Brazilian reais versus the United States dollar.

Net income attributable to Unitholders was consistent with the prior year as the above noted decrease in Funds From Operations was fully offset by unrealized foreign exchange losses in the prior year and lower depreciation expense due to the weakening of the Brazilian reais versus the United States dollar.

Asia

Funds From Operations and Net income attributable to Unitholders at our Asian wind business were $10 million and $6 million, an increase from $5 million and $4 million, respectively, relative to the prior year. The increase is primarily due to the contribution from the acquisition of 410 MW of capacity in Asia during the year ($6 million and 123 GWh). On a same store basis, our assets continue to perform in line with expectation.

SOLAR OPERATIONS ON PROPORTIONATE BASIS

The following table presents our proportionate results for solar operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2019	2018
Generation (GWh) – LTA	978	724
Generation (GWh) – actual	949	753

Revenue	$183	$146
Other income	17	5
Direct operating costs	(38)	(34)

Adjusted EBITDA	162	117
Interest expense	(55)	(45)

Funds From Operations	$107	$73
Depreciation	(65)	(39)
Deferred taxes and other	(46)	5

Net income	$(4)	$39

Brookfield Renewable Partners L.P.	Management’s Discussion & Analysis	December 31, 2019

Funds From Operations at our solar business increased to $107 million from $73 million in the prior year primarily due to the contribution from growth in our business, including TerraForm Power’s acquisition of a 322 MW distributed generation portfolio and a full-year contribution from our recently acquired and commissioned facilities.

Net loss attributable to Unitholders at our solar business was $4 million versus net income of $39 million in the prior year as the above noted increase in Funds From Operations was more than offset by higher depreciation as we expanded our solar fleet and unrealized hedging losses.

STORAGE & OTHER OPERATIONS ON PROPORTIONATE BASIS

The following table presents our proportionate results for storage and other operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2019	2018
Generation (GWh) – actual	374	519

Revenue	$87	$85
Direct operating costs	(46)	(36)

Adjusted EBITDA	41	49
Interest expense	(13)	(17)
Current income taxes	(1)	—

Funds From Operations	$27	$32
Depreciation	(23)	(23)
Deferred taxes and other	(3)	(11)

Net income	$1	$(2)

Funds From Operations at our storage & other businesses were $27 million versus $32 million in the prior year due to lower realized capacity prices in the northeast United States and lower generation at our biomass facilities in Brazil.

Net income attributable to Unitholders of $1 million was in line with the prior year.

CORPORATE

The following table presents our results for corporate for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2019	2018
Other income	$33	$7
Direct operating costs	(23)	(23)

Adjusted EBITDA	10	(16)
Management service costs	(116)	(84)
Interest expense	(92)	(99)
Distributions(1)	(70)	(64)

Funds From Operations	$(268)	$(263)
Deferred taxes and other	(22)	(1)

Net (loss)	$(290)	$(264)

(1)	Distributions on Preferred Units and Class A Preference Shares.

Management service costs totaling $116 million increased $32 million compared to the prior year due to the growth of our business.

Distributions attributable to Preferred LP units and shares increased $6 million compared to the prior year due to the C$175 million ($131 million) Preferred LP units issuance completed in the first quarter of 2019.

Brookfield Renewable Partners L.P.	Management’s Discussion & Analysis	December 31, 2019

PROPORTIONATE RESULTS FOR THE YEAR ENDED DECEMBER 31, 2018 AND 2017

The following chart reflects the generation and summary financial figures on a proportionate basis for the year ended December 31:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		Funds From Operations		Net Income (Loss)
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Hydroelectric
North America	13,308	13,942	12,980	13,059	$893	$945	$619	$665	$443	$486	$189	$170
Brazil	3,633	3,426	3,927	3,874	244	243	173	178	142	148	3	(3)
Colombia	3,364	3,683	3,482	3,488	216	191	126	99	86	52	87	19

	20,305	21,051	20,389	20,421	1,353	1,379	918	942	671	686	279	186
Wind
North America	2,713	1,765	3,169	2,019	219	161	157	119	96	74	15	9
Europe	677	490	764	513	73	46	57	26	38	15	8	(15)
Brazil	626	278	645	245	42	26	33	22	24	16	1	11
Asia	160	—	153	—	12	—	8	—	5	—	4	—

	4,176	2,533	4,731	2,777	346	233	255	167	163	105	28	5
Solar	753	56	724	53	146	8	117	6	73	2	39	(5)
Storage & Other	519	328	—	—	85	59	49	33	32	19	(2)	(6)
Corporate	—	—	—	—	—	—	(16)	(6)	(263)	(231)	(264)	(236)

Total	25,753	23,968	25,844	23,251	$1,930	$1,679	$1,323	$1,142	$676	$581	$80	$(56)

Brookfield Renewable Partners L.P.	Management’s Discussion & Analysis	December 31, 2019

HYDROELECTRIC OPERATIONS ON PROPORTIONATE BASIS

The following table presents our proportionate results for hydroelectric operations the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2018	2017
Generation (GWh) – LTA	20,389	20,421
Generation (GWh) – actual	20,305	21,051
Revenue	$1,353	$1,379
Other income	21	15
Direct operating costs	(456)	(452)

Adjusted EBITDA	918	942
Interest expense	(232)	(240)
Current income taxes	(15)	(16)

Funds From Operations	$671	$686
Depreciation	(385)	(388)
Deferred taxes and other	(7)	(112)

Net income	$279	$186

The following table presents our proportionate results by geography for hydroelectric operations for the year ended December 31:

	Actual Generation (GWh)		Average revenue Per MWh		Adjusted EBITDA		Funds From Operations		Net Income
(MILLIONS, EXCEPT AS NOTED)	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
North America
United States	8,245	8,030	$69	$71	$360	$360	$252	$248	$66	$6
Canada	5,063	5,912	64	64	259	305	191	238	123	164

	13,308	13,942	67	68	619	665	443	486	189	170
Brazil	3,633	3,426	67	71	173	178	142	148	3	(3)
Colombia	3,364	3,683	64	52	126	99	86	52	87	19

Total	20,305	21,051	$67	$66	$918	$942	$671	$686	$279	$186

North America

Funds From Operations at our North American business were $443 million in 2018 versus $486 million in the prior year. While generation was 3% above long-term average, it was 5% below the prior year in which we benefited from above average generation (7% above long-term average). Average revenue per MWh was in line with the prior year as the benefit of inflation indexation of our contracts was offset by the impact of generation mix (generation was highest on lower price contracts). We also benefited from cost-reduction initiatives.

Net income attributable to Unitholders increased by $19 million in 2018 over the prior year as the above noted decrease in Funds From Operations was more than offset by savings on deferred income expense as the prior year was impacted by a one-time deferred tax expense attributable to the impact of the U.S. tax reform passed at the end of 2017.

Brazil

Funds From Operations at our Brazilian business were $142 million in 2018 versus $148 million in the prior year. On a local currency basis, Funds From Operations increased by 5% versus the prior year due to the benefit of higher same store generation, higher average revenue per MWh due to inflation indexation of our contracts and the benefit of re-

Brookfield Renewable Partners L.P.	Management’s Discussion & Analysis	December 31, 2019

contracting efforts as well as contribution from development projects. These benefits were more than offset by the weakening of the Brazilian reais versus the United States dollar.

Net income attributable to Unitholders increased by $6 million in 2018 over the prior year as the above noted decrease in Funds From Operations was more than offset by lower depreciation expense due to the weakening of the Brazilian reais versus the United States dollar.

Colombia

Funds From Operations at our Colombian business were $86 million in 2018 versus $52 million in the prior year as our cost-reduction initiatives and a 23% increase in revenue per MWh due to inflation indexation of our contracts and re-contracting efforts were partially offset by generation that was 3% below long-term average as we stored water in anticipation of higher pricing in the upcoming dry season.

Net income attributable to Unitholders increased by $68 million in 2018 over the prior year due to above noted increase in Funds From Operations and a deferred tax recovery resulting from the tax legislation that was passed at the end of 2018.

WIND OPERATIONS ON PROPORTIONATE BASIS

The following table presents our proportionate results for wind operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2018	2017
Generation (GWh) – LTA	4,731	2,777
Generation (GWh) – actual	4,176	2,533
Revenue	$346	$233
Other income	13	—
Direct operating costs	(104)	(66)

Adjusted EBITDA	255	167
Interest expense	(93)	(61)
Current income taxes	1	(1)

Funds From Operations	$163	$105
Depreciation	(182)	(122)
Deferred taxes and other	47	22

Net income	$28	$5

The following table presents our proportionate results by geography for wind operations for the year ended December 31:

	Actual Generation (GWh)		Average revenue per MWh		Adjusted EBITDA		Funds From Operations		Net Income
(MILLIONS, EXCEPT AS NOTED)	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
North America
United States	1,613	658	$76	$91	$76	$37	$36	$17	$30	$11
Canada	1,100	1,107	88	91	81	82	60	57	(15)	(2)

	2,713	1,765	81	91	157	119	96	74	15	9
Europe	677	490	110	94	57	26	38	15	8	(15)
Brazil	626	278	69	94	33	22	24	16	1	11
Asia	160	—	66	—	8	—	5	—	4	—

Total	4,176	2,533	$84	$92	$255	$167	$163	$105	$28	$5

Brookfield Renewable Partners L.P.	Management’s Discussion & Analysis	December 31, 2019

North America

Funds From Operations at our North American business were $96 million in 2018 versus $74 million in the prior year due primarily to the contribution from our growth. On a same store basis, our portfolio performed in line with the prior year.

Net income attributable to Unitholders decreased by $6 million over the prior year as the above noted increase in Funds From Operations was more than offset by increased depreciation expense due to the growth of our portfolio.

Europe

Funds From Operations at our European business were $38 million in 2018 versus $15 million in the prior year due primarily to the contributions from recently completed acquisitions during the year and an $8 million gain on the sale of a development project in the United Kingdom. On a same store basis, higher average revenue per MWh due to stronger market prices was offset by a decrease in generation due to lower wind resource availability.

Net income attributable to Unitholders increased by $23 million in 2018 over the prior year due primarily to the above noted increase in Funds From Operations.

Brazil

Funds From Operations at our Brazilian business were $24 million in 2018 versus $16 million in the prior year due primarily to contribution from our investment in TerraForm Global – $12 million of Funds From Operations and 375 GWh of generation. On a same store basis, higher average revenue per MWh due to re-contracting initiatives was offset by lower generation as the prior year benefited from above average wind conditions (13% above long-term average) and the weakening of the Brazilian reais versus the U.S. dollar.

Net income attributable to Unitholders decreased by $10 million in 2018 over the prior year as the above noted increase in Funds From Operations was more than offset by increased depreciation expense due to growth in the portfolio and foreign exchange.

Asia

Funds From Operations and Net income attributable to Unitholders at our Asian wind business in 2018 were $5 million and $4 million, respectively. The business is operating in line with expectations following our investment in TerraForm Global.

SOLAR OPERATIONS ON PROPORTIONATE BASIS

The following table presents our proportionate results for solar operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2018	2017
Generation (GWh) – LTA	724	53
Generation (GWh) – actual	753	56
Revenue	$146	$8
Other income	5	—
Direct operating costs	(34)	(2)

Adjusted EBITDA	117	6
Interest expense	(45)	(3)
Current income taxes	1	(1)

Funds From Operations	$73	$2
Depreciation	(39)	(4)
Deferred taxes and other	5	(3)

Net income	$39	$(5)

Brookfield Renewable Partners L.P.	Management’s Discussion & Analysis	December 31, 2019

Funds From Operations and Net income attributable to Unitholders at our solar business were $73 million and $39 million, respectively, in 2018 versus $2 million and a $5 million loss, respectively, in the prior year. The business is operating in line with expectations. Generation was roughly in line with long-term average.

STORAGE AND OTHER OPERATIONS ON PROPORTIONATE BASIS

The following table presents our proportionate results for solar, storage and other operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2018	2017
Generation (GWh) – actual	519	328
Revenue	$85	$59
Other income	—	6
Direct operating costs	(36)	(32)

Adjusted EBITDA	49	33
Interest expense	(17)	(14)
Current income taxes	—	—

Funds From Operations	$32	$19
Depreciation	(23)	(25)
Deferred taxes and other	(11)	—

Net income	$(2)	$(6)

Funds From Operations at our storage & other businesses increased $13 million in 2018 due to improved performance at our pumped storage facility in New England supported by improved capacity pricing and generation and a full year contribution from our pumped storage facility in the United Kingdom.

Net loss attributable to Unitholders decreased $4 million in 2018 as the above noted increase in Funds From Operations was partially offset by the disposal of our Ontario cogeneration facility during the year.

CORPORATE

The following table presents our results for corporate for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2018	2017
Other income	$7	$19
Direct operating costs	(23)	(25)

Adjusted EBITDA	(16)	(6)
Management service costs	(84)	(82)
Interest expense	(99)	(89)
Distributions(1)	(64)	(54)

Funds From Operations	$(263)	$(231)
Deferred taxes and other	(1)	(5)

Net loss	$(264)	$(236)

(1)	Distributions on Preferred Units and Class A Preference Shares.

Management service costs totaling $84 million in 2018 represents an increase of $2 million over the prior year as the growth of our business was partially offset by lower market capitalization of our limited partners’ equity relative to the prior year.

Interest expense increased $10 million in 2018 compared to the prior year as a result of increased borrowings to fund growth in our business.

Brookfield Renewable Partners L.P.	Management’s Discussion & Analysis	December 31, 2019

Distributions increased $10 million in 2018 compared to the prior year as a result of the C$250 million ($201 million) Preferred Units issuance completed in the first quarter of 2018.

Brookfield Renewable Partners L.P.	Management’s Discussion & Analysis	December 31, 2019

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable’s proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the year ended December 31, 2019:

	Attributable to Unitholders											Contribution from equity accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)(2)
	Hydroelectric			Wind				Solar	Storage & Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	905	234	237	223	95	37	20	183	87	—	2,021	(79)	2,029	3,971
Other income	13	19	—	2	4	—	—	17	—	33	88	(8)	25	105
Direct operating costs	(286)	(72)	(93)	(62)	(32)	(9)	(4)	(38)	(46)	(23)	(665)	34	(632)	(1,263)
Share of Adjusted EBITDA from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	53	27	80

Adjusted EBITDA	632	181	144	163	67	28	16	162	41	10	1,444	—	1,449
Management service costs	—	—	—	—	—	—	—	—	—	(116)	(116)	—	(19)	(135)
Interest expense	(156)	(20)	(34)	(66)	(17)	(8)	(5)	(55)	(13)	(92)	(466)	13	(548)	(1,001)
Current income taxes	(7)	(11)	(9)	1	(2)	(1)	(1)	—	(1)	—	(31)	2	(41)	(70)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(44)	(44)	—	—	(44)
Preferred equity	—	—	—	—	—	—	—	—	—	(26)	(26)	—	—	(26)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(15)	(12)	(27)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(829)	(829)

Funds From Operations	469	150	101	98	48	19	10	107	27	(268)	761	—	—
Depreciation	(227)	(84)	(21)	(150)	(47)	(17)	(5)	(65)	(23)	(4)	(643)	13	(643)	(1,273)
Foreign exchange and financial instrument loss	11	(5)	(2)	(2)	(10)	(3)	1	1	(3)	(18)	(30)	(2)	(5)	(37)
Deferred income tax recovery	(27)	4	(4)	—	10	—	—	1	—	46	30	—	(3)	27
Other	(76)	(6)	(2)	(33)	(12)	2	—	(48)	—	(46)	(221)	9	(61)	(273)
Share of earnings from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(20)	(4)	(24)
Net income attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	716	716

Net income (loss) attributable to Unitholders(3)	150	59	72	(87)	(11)	1	6	(4)	1	(290)	(103)	—	—	(103)

(1)

Share of earnings from equity-accounted investments of $29 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $113 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

(2)	As adjusted to reflect the historical financial statements of TerraForm power Inc. acquired on July 31, 2020
(3)

Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Management’s Discussion & Analysis	December 31, 2019

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable’s proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the year ended December 31, 2018:

	Attributable to Unitholders											Contribution from equity accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)(2)
	Hydroelectric			Wind				Solar	Storage & Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	893	244	216	219	73	42	12	146	85	—	1,930	(76)	1,943	3,797
Other income	12	5	4	2	11	—	—	5	—	7	46	—	29	75
Direct operating costs	(286)	(76)	(94)	(64)	(27)	(9)	(4)	(34)	(36)	(23)	(653)	27	(647)	(1,273)
Share of Adjusted EBITDA from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	49	22	71

Adjusted EBITDA	619	173	126	157	57	33	8	117	49	(16)	1,323	—	1,347
Management service costs	—	—	—	—	—	—	—	—	—	(84)	(84)	—	(10)	(94)
Interest expense	(172)	(22)	(38)	(63)	(17)	(9)	(4)	(45)	(17)	(99)	(486)	14	(501)	(973)
Current income taxes	(4)	(9)	(2)	2	(2)	—	1	1	—	—	(13)	1	(20)	(32)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(38)	(38)	—	—	(38)
Preferred equity	—	—	—	—	—	—	—	—	—	(26)	(26)	—	—	(26)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(15)	(10)	(25)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(806)	(806)

Funds From Operations	443	142	86	96	38	24	5	73	32	(263)	676	—	—
Depreciation	(231)	(136)	(18)	(124)	(43)	(13)	(2)	(39)	(23)	(2)	(631)	13	(533)	(1,151)
Foreign exchange and financial instrument loss	(1)	(1)	7	30	9	(10)	3	(15)	(2)	—	20	(1)	18	37
Deferred income tax expense	(1)	1	18	43	2	—	—	36	—	24	123	—	252	375
Other	(21)	(3)	(6)	(30)	2	—	(2)	(16)	(9)	(23)	(108)	1	(99)	(206)
Share of earnings from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(13)	(5)	(18)
Net income attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	367	367

Net income (loss) attributable to Unitholders(3)	$189	$3	$87	$15	$8	$1	$4	$39	$(2)	$(264)	$80	$—	$—	$80

(1)

Share of earnings from equity-accounted investments of $28 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $439 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

(2)	As adjusted to reflect the historical financial statements of TerraForm power Inc. acquired on July 31, 2020
(3)

Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Management’s Discussion & Analysis	December 31, 2019

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable’s proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the year ended December 31, 2017:

	Attributable to Unitholders										Contribution from equity accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)(2)
	Hydroelectric			Wind				Storage & Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Solar
Revenues	945	243	191	161	46	26	8	59	—	1,679	(51)	1,144	2,772
Other income	1	12	2	—	—	—	—	6	19	40	—	13	53
Direct operating costs	(281)	(77)	(94)	(42)	(20)	(4)	(2)	(32)	(25)	(577)	21	(467)	(1,023)
Share of Adjusted EBITDA from equity accounted investments	—	—	—	—	—	—	—	—	—	—	30	5	35

Adjusted EBITDA	665	178	99	119	26	22	6	33	(6)	1,142	—	695
Management service costs	—	—	—	—	—	—	—	—	(82)	(82)	—	(4)	(86)
Interest expense	(180)	(18)	(42)	(45)	(10)	(6)	(3)	(14)	(89)	(407)	13	(291)	(685)
Current income taxes	1	(12)	(5)	—	(1)	—	(1)	—	—	(18)	1	(22)	(39)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	(28)	(28)	—	—	(28)
Preferred equity	—	—	—	—	—	—	—	—	(26)	(26)	—	—	(26)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	(14)	2	(12)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	(380)	(380)

Funds From Operations	486	148	52	74	15	16	2	19	(231)	581	—	—
Depreciation	(220)	(142)	(26)	(90)	(25)	(7)	(4)	(25)	—	(539)	12	(321)	(848)
Foreign exchange and financial instrument loss	(12)	(3)	(3)	1	(14)	—	(1)	—	(15)	(47)	—	(54)	(101)
Deferred income tax expense (recovery)	(67)	2	(10)	28	5	—	1	—	16	(25)	—	(5)	(30)
Other	(17)	(8)	6	(4)	4	2	(3)	—	(6)	(26)	—	6	(20)
Share of earnings from equity accounted investments	—	—	—	—	—	—	—	—	—	—	(12)	—	(12)
Net income attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	374	374

Net income (loss) attributable to Unitholders(3)	170	(3)	19	9	(15)	11	(5)	(6)	(236)	(56)	—	—	(56)

(1)

Share of earnings from equity-accounted investments of $11 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $6 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

(2)	As adjusted to reflect the historical financial statements of TerraForm power Inc. acquired on July 31, 2020
(3)

Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Management’s Discussion & Analysis	December 31, 2019

The following table reconciles the non-IFRS financial metrics to the most directly comparable IFRS measures. Net income attributable to Unitholders is reconciled to FFO and reconciled to Proportionate Adjusted EBITDA, for the years indicated:

(MILLIONS)	2019	2018	2017	2016	2015
Net income (loss) attributable to:
Limited partners’ equity	$(88)	$23	$(49)	$(46)	$(2)
General partnership interest in a holding subsidiary held by Brookfield	50	41	29	19	8
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	(65)	16	(36)	(38)	(3)

Net income (loss) attributable to Unitholders	$(103)	$80	$(56)	$(65)	$3
Depreciation	643	631	539	540	462
Foreign exchange and financial instruments loss (gain)	30	(20)	47	(4)	8
Deferred income tax expense	(30)	(123)	25	(78)	(78)
Other	221	108	26	26	72

Funds From Operations	$761	$676	$581	$419	$467
Distributions attributable to:
Preferred limited partners’ equity	44	38	28	15	1
Preferred equity	26	26	26	25	30
Current income taxes	31	13	18	19	15
Interest expense	466	486	407	402	346
Management service costs	116	84	82	62	48

Proportionate Adjusted EBITDA	$1,444	$1,323	$1,142	$942	$907
Attributable to non-controlling interests	1,449	1,347	695	557	317

Consolidated Adjusted EBITDA	$2,893	$2,670	$1,837	$1,499	$1,224

The following table reconciles the per-unit non-IFRS financial metrics to the most directly comparable IFRS measures. Basic earnings per LP unit is reconciled to Funds From Operations per unit, for the years indicated:

	2019	2018	2017	2016	2015
Net income (loss) per LP unit(1)	$(0.40)	$0.10	$(0.22)	$(0.23)	$(0.01)
Depreciation	1.65	1.62	1.41	1.47	1.31
Foreign exchange and financial instruments loss (gain)	0.08	(0.05)	0.12	(0.01)	0.02
Deferred income tax expense	(0.08)	(0.32)	0.07	(0.21)	(0.22)
Other	0.71	0.38	0.13	0.12	0.22

Funds From Operations per Unitholder(2)	$1.96	$1.73	$1.51	$1.14	$1.32

(1)

During the year ended December 31, 2019, on average there were 178.9 million limited partnership units outstanding (2018: 180.2 million, 2017: 173.5 million, 2016: 166.8 million, 2015:143.2 million). Net income (loss) per LP unit has been adjusted to reflect the dilutive impact of the special distribution. Refer to the Subsequent Events section of this Management’s Discussion & Analysis for further details.

(2)

Average units outstanding, adjusted for the special distribution as if it had been completed prior to the periods presented, for the year ended December 31, 2019, were 389.0 million (2018: 390.4 million, 2017: 383.6 million, 2016: 366.5 million, 2015: 353.4 million), being inclusive of GP interest, Redeemable/Exchangeable partnership units, LP units, and exchangeable shares. Average units outstanding, prior to the impact of the special distribution, for the year ended December 31, 2019 were 311.2 million (2018: 312.6 million, 2017: 305.8 million, 2016: 288.7 million, 2015: 275.6 million).

Brookfield Renewable Partners L.P.	Management’s Discussion & Analysis	December 31, 2019

CONTRACT PROFILE

We operate the business on a largely contracted basis to provide a high degree of predictability in Funds From Operations. We maintain a long-term view that electricity prices and the demand for electricity from renewable sources will rise due to a growing level of acceptance around climate change, the legislated requirements in some areas to diversify away from fossil fuel based generation and because they are becoming increasingly cost competitive.

In Brazil and Colombia, we also expect power prices will continue to be supported by the need to build new supply over the medium-to-long term to serve growing demand. In these markets, contracting for power is the only current mechanism to buy and sell power, and therefore we would expect to capture rising prices as we re-contract our power over the medium-term.

The following table sets out our contracts over the next five years for generation output in North America, Europe and certain other countries, assuming long-term average on a proportionate basis. The table excludes Brazil and Colombia, where we would expect the energy associated with maturing contracts to be re-contracted in the normal course given the construct of the respective power markets. In these countries we currently have a contracted profile of approximately 90% and 70%, respectively, of the long-term average and we would expect to maintain this going forward. Overall, our portfolio has a weighted-average remaining contract duration of 13 years on a proportionate basis.

(GWh, except as noted)	2020	2021	2022	2023	2024
Hydroelectric
North America
United States(1)	7,910	5,763	4,446	4,446	4,446
Canada(1)	4,066	2,929	2,151	2,074	2,061

	11,976	8,692	6,597	6,520	6,507
Wind
North America
United States	3,989	3,774	3,803	3,797	3,294
Canada	1,359	1,359	1,359	1,359	1,359

	5,348	5,133	5,162	5,156	4,653
Europe	1,285	1,266	1,266	1,256	1,196
Asia	423	423	423	423	423

	7,056	6,822	6,851	6,835	6,272
Solar	2,433	2,433	2,433	2,433	2,433

Contracted on a proportionate basis	21,465	17,947	15,881	15,788	15,212
Uncontracted on a proportionate basis	1,144	4,662	6,728	6,821	7,397

	22,609	22,609	22,609	22,609	22,609

Contracted generation as a % of total generation on a proportionate basis	95%	79%	69%	69%	66%
Price per MWh – total generation on a proportionate basis	$77	$84	$90	$90	$92

(1)	Includes generation of 3,753 GWh for 2020 and 1,334 GWh for 2021 secured under financial contracts.

Weighted-average remaining contract durations on a proportionate basis are 15 years in North America, 10 years in Brazil, 3 years in Colombia, 13 years in Europe and 19 years across our remaining jurisdictions.

In North America, over the next five years, a number of contracts will expire at our hydroelectric facilities. Based on current market prices for energy and ancillary products, we do not foresee a negative impact to cash flows from contracts expiring over the next five years.

In our Brazilian and Colombian portfolios, we continue to focus on securing long-term contracts while maintaining a certain percentage of uncontracted generation so as to mitigate hydrology risk.

The majority of Brookfield Renewable’s long-term power purchase agreements within our North American and European businesses are with investment-grade rated or creditworthy counterparties. The economic exposure of our contracted generation on a proportionate basis is distributed as follows: power authorities (40%), distribution companies (25%), industrial users (19%) and Brookfield (16%).

Brookfield Renewable Partners L.P.	Management’s Discussion & Analysis	December 31, 2019

LIQUIDITY AND CAPITAL RESOURCES

CAPITALIZATION

A key element of our financing strategy is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment-grade basis with no maintenance covenants. Almost 95% of our debt is either investment grade rated or sized to investment grade and approximately 80% of debt is project level.

The following table summarizes our capitalization as at December 31:

	Corporate		Consolidated
(MILLIONS, EXCEPT AS NOTED)	2019	2018	2019	2018
Corporate credit facility(1)	$299	$721	$299	$721
Debt
Medium term notes(2)	1,808	1,613	1,808	1,613
Non-recourse borrowings(3)	—	—	15,227	14,266

	1,808	1,613	17,035	15,879
Deferred income tax liabilities, net(4)	—	—	4,689	4,225
Equity
Non-controlling interest	—	—	11,086	10,289
Preferred equity	597	568	597	568
Preferred limited partners’ equity	833	707	833	707
Unitholders equity	7,964	7,838	7,964	7,838

Total capitalization	$11,202	$10,726	$42,204	$39,506

Debt to total capitalization	16%	15%	40%	40%

(1)	Draws on corporate credit facilities are excluded from the debt to total capitalization ratios as they are not a permanent source of capital.
(2)	Medium term notes are unsecured and guaranteed by Brookfield Renewable and excludes $7 million (2018: $6 million) of deferred financing fees.
(3)

Consolidated non-recourse borrowings includes $142 million (2018: $6 million) borrowed under a subscription facility of a Brookfield sponsored private fund and excludes $119 million (2018: $102 million) of deferred financing fees and $92 million (2018: $54 million) of unamortized premiums.

(4)	Deferred income tax liabilities less deferred income tax assets.

AVAILABLE LIQUIDITY

The following table summarizes the available liquidity as at December 31:

(MILLIONS)	2019	2018
Brookfield Renewable’s share of cash and cash equivalents	$143	$169
Investments in marketable securities	95	117
Corporate credit facilities
Authorized credit facilities(1)	2,150	2,100
Draws on credit facilities	(299)	(721)
Authorized letter of credit facility	400	300
Issued letters of credit	(266)	(209)

Available portion of corporate credit facilities	1,985	1,470
Available portion of subsidiary credit facilities on a proportionate basis	472	218

Available liquidity	$2,695	$1,974

(1)	Amounts are guaranteed by Brookfield Renewable.

Brookfield Renewable Partners L.P.	Management’s Discussion & Analysis	December 31, 2019

We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions and withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation. We maintain a strong, investment grade balance sheet characterized by a conservative capital structure, access to multiple funding levers including a focus on capital recycling on an opportunistic basis, and diverse sources of capital. Principal sources of liquidity are cash flows from operations, our credit facilities, up-financings on non-recourse borrowings and proceeds from the issuance of various securities through public markets.

BORROWINGS

The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis as at December 31 is presented in the following table:

	2019			2018
	Weighted-average			Weighted-average
(MILLIONS, EXCEPT AS NOTED)	Interest rate %	Term (years)	Total	Interest rate %	Term (years)	Total
Corporate borrowings
Medium term notes	4.1	10	$1,808	4.4	7	$1,613
Credit facilities(1)	2.9	5	299	3.3	4	721
Proportionate non-recourse borrowings(2)
Hydroelectric	5.6	10	3,727	5.8	9	3,640
Wind	4.5	10	1,742	4.7	10	1,792
Solar	4.7	10	1,470	5.2	11	1,022
Storage & other	5.5	5	235	5.4	6	249

	5.1	10	7,174	5.4	10	6,703

			$9,281			$9,037
Proportionate unamortized financing fees, net of unamortized premiums			(46)			(48)

			9,235			8,989
Equity-accounted borrowings			(431)			(1,972)
Non-controlling interests			8,496			3,701

As per IFRS Statements			$17,300			$10,718

(1)	Draws on our corporate credit facilities are presented based on available capacity of our longest dated facilities irrespective of the credit facility drawn.
(2)	Excludes $11 million of proportionate debt associated with our portfolios that are classified as held for sale as at December 31, 2019 (2018: $60 million).

Brookfield Renewable Partners L.P.	Management’s Discussion & Analysis	December 31, 2019

The following table summarizes our undiscounted principal repayments and scheduled amortization on a proportionate basis as at December 31, 2019:

(MILLIONS)	2020	2021	2022	2023	2024	Thereafter	Total
Debt principal repayments(1)
Medium term notes(2)	—	—	308	—	—	1,500	1,808

Non-recourse borrowings
Credit facilities	—	6	147	50	—	—	203
Hydroelectric	—	—	215	423	83	2,135	2,856
Wind	—	—	56	87	—	303	446
Solar	9	137	—	87	—	356	589
Storage & other	—	61	—	—	—	152	213

	9	204	418	647	83	2,946	4,307

Amortizing debt principal repayments
Non-recourse borrowings
Hydroelectric	57	56	73	59	66	509	820
Wind	107	108	106	109	118	738	1,286
Solar	47	51	55	58	60	468	739
Storage & other	3	3	3	4	5	4	22

	214	218	237	230	249	1,719	2,867

Total	223	422	963	877	332	6,165	8,982

Interest payable(1)(3)
Corporate borrowings(1)	82	83	76	69	69	451	830
Non-recourse borrowings
Hydroelectric	211	195	181	164	146	694	1,591
Wind	72	70	66	58	52	185	503
Solar	44	56	50	45	39	193	427
Storage & other	13	13	6	8	10	7	57

	340	334	303	275	247	1,079	2,578

Total	422	417	379	344	316	1,530	3,408

(1)	Draws on corporate credit facilities are excluded from the debt repayment schedule as they are not a permanent source of capital.
(2)	Medium term notes are unsecured and guaranteed by Brookfield Renewable and excludes $7 million (2018: $6 million) of deferred financing fees.
(3)

Represents aggregate interest payable expected to be paid over the entire term of the obligations, if held to maturity. Variable rate interest payments have been calculated based on estimated interest rates.

We remain focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in addressing our borrowings through 2024 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.

CAPITAL EXPENDITURES

We fund growth capital expenditures with cash flow generated from operations, supplemented by non-recourse debt sized to investment grade coverage and covenant thresholds. This is designed to ensure that our investments have stable capital structures supported by a substantial level of equity and that cash flows at the asset level can be remitted freely to our company. This strategy also underpins our investment grade profile.

To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling mature businesses, in addition to raising money in the capital markets through equity, debt and preferred share issuances. Furthermore, our company has $2.15 billion committed revolving credit facilities available for investments and acquisitions, as well as funding the equity component of organic growth initiatives. The facilities are

Brookfield Renewable Partners L.P.	Management’s Discussion & Analysis	December 31, 2019

intended, and have historically been used, as a bridge to a long-term financing strategy rather than a permanent source of capital.

CONSOLIDATED STATEMENTS OF CASH FLOWS

The following table summarizes the key items in the audited consolidated statements of cash flows, for the year ended December 31:

(MILLIONS)	2019	2018	2017
Cash flow provided by (used in):
Operating activities	$1,554	$1,286	$616
Financing activities	(402)	(684)	944
Investing activities	(1,211)	(1,077)	(860)
Foreign exchange (loss) gain on cash	(6)	(22)	4

(Decrease) increase in cash and cash equivalents	$(65)	$(497)	$704

Operating Activities

Cash flows provided by operating activities for the year ended December 31, 2019 totaled $1,554 million compared to $1,286 million in 2018. The increase in cash flows from operating activities of $268 million was primarily attributable to the growth and strong operating performance of our business, as reflected by our higher Funds From Operations compared to the prior year.

Cash flows provided by operating activities for the year ended December 31, 2018 totaled $1,286 million compared to $616 million in 2017. The increase in cash flows provided by operating activities over the same period in the prior year was driven primarily by the contribution from growth in our portfolio and the settlement of a special cash distribution to the TerraForm Power shareholders (“TerraForm Power special distribution”) in the prior year.

The net change in working capital balances shown in the audited consolidated statements of cash flows is comprised of the following:

(MILLIONS)	2019	2018	2017
Trade receivables and other current assets	$(66)	$(122)	$(35)
Accounts payable and accrued liabilities	17	(18)	(45)
Other assets and liabilities	(4)	46	(9)
Settlement of TerraForm Power special distribution	—	—	(285)

	$(53)	$(94)	$(374)

Financing Activities

Cash flows used in financing activities totaled $402 million for the year ended December 31, 2019. To further optimize our capital structure and enhance our liquidity position, we issued C$175 million Series 15 Preferred Units in the first quarter of 2019 and issued $4.3 billion of long-term debt, including C$600 million corporate green bond financings in Canada, offset by repayments of $3.8 billion during the year, including the early redemption of our Series 7 (C$450 million) medium term notes due 2020 which extended the average maturity of our medium term notes to ten years. To support our growth and recycle capital into more accretive opportunities, we completed the sale of an additional 25% non-controlling interest in a portfolio of select Canadian hydroelectric assets in the first quarter of 2019 for proceeds of $268 million. Distributions paid to non-controlling interests of our operating subsidiaries increased to $844 million in 2019, primarily due to the strong performance of our Colombian business during the year.

For the year ended December 31, 2019, distributions paid to Unitholders of Brookfield Renewable were $684 million. We increased our distributions to $1.65 per Unit (adjusted for the special distribution), representing a 5% increase per Unit which took effect in the first quarter of 2019. The distributions paid to preferred equity and preferred limited partners’ equity totaled $69 million.

Brookfield Renewable Partners L.P.	Management’s Discussion & Analysis	December 31, 2019

Cash flows used in financing activities totaled $684 million for the year ended December 31, 2018. We completed the sale of a 25% non-controlling interest in a portfolio of select Canadian hydroelectric assets in the fourth quarter of 2018 for proceeds of $300 million. To optimize our capital structure and enhance our liquidity position, we issued Preferred Units during the first quarter of 2018 for net proceeds of $196 million. Distributions of $670 million were paid to non-controlling interests of our operating subsidiaries, of which $251 million is attributable to the growth in our portfolio.

For the year ended December 31, 2018, distributions paid to Unitholders of Brookfield Renewable were $643 million. We increased our distributions to $1.57 per Unit (adjusted for the special distribution), representing a 5% increase per Unit which took effect in the first quarter of 2018. The distributions paid to preferred equity and preferred limited partners’ equity totaled $63 million.

Cash flows provided by financing activities totaled $944 million for the year ended December 31, 2017. We issued $3.3 billion and repaid $3.1 billion of long-term debt, for a net borrowing of $218 million during the year which was primarily related to funding the growth in our portfolio and our project-level financing initiatives. The capital provided by participating non-controlling interests – in operating subsidiaries relates to the growth in our portfolio with our institutional partners and amounted to $1,318 million. To fund growth in our portfolio, capital markets activities resulted in the issuance of LP units and Preferred units providing net proceeds of $598 million. Distributions of $543 million paid to Participating non-controlling interests – in operating subsidiaries was primarily due to higher dividends paid out of our Colombian business and the sale of our Irish wind portfolio.

For the year ended December 31, 2017, distributions paid to Unitholders of Brookfield Renewable were $591 million. We increased our distributions to $1.50 per Unit (adjusted for the special distribution), representing a 6% increase per Unit which took effect in the first quarter of 2017. The distributions paid to preferred equity and preferred limited partners’ equity totaled $51 million.

Investing Activities

Cash flows used in investing activities totaled $1,211 million for the year ended December 31, 2019. During the fourth quarter of 2019, we invested $144 million into our equity-accounted investments, including the formation of a 50-50 joint venture in respect of X-Elio. This investment was partially funded by the proceeds received from the completed sales of five of the six projects making up our wind and solar portfolio in South Africa and 191 MW of wind assets in Europe. Our continued investment in our property, plant and equipment was $460 million. The cash used to acquire a 210 MW wind portfolio in India, a 200 MW wind facility in China, and a 320 MW distributed generation solar facility in the United States totaled $983 million, net of cash acquired.

Cash flows used in investing activities totaled $1,077 million for the year ended December 31, 2018. Our continued investment in our property, plant and equipment was $271 million. The cash used to acquire Saeta Yield, a Spanish renewable power company with over 1,000 MW of solar and wind facilities, a 49 MW solar and wind portfolio in South Africa and a 23 MW wind portfolio in Ireland in the fourth quarter of 2018 totaled $970 million, net of cash acquired.

Cash flows used in investing activities totaled $860 million for the year ended December 31, 2017. Our acquisitions of TerraForm Power, TerraForm Global and an Irish wind facility along with our investment in a European storage portfolio, totaled $935 million, net of cash acquired. Our continued investment in our property, plant and equipment was $357 million. Proceeds from the sale of the Irish wind facility were $150 million.

Brookfield Renewable Partners L.P.	Management’s Discussion & Analysis	December 31, 2019

SHARES AND UNITS OUTSTANDING

Shares and units outstanding as at December 31 are as follows:

	Pro Forma(1)	2019	2018
Class A Preference Shares(2)	31,035,967	31,035,967	31,035,967
Preferred Units(3)
Balance, beginning of year	44,885,496	37,885,496	27,885,496
Issuance	8,000,000	7,000,000	10,000,000

Balance, end of year	52,885,496	44,885,496	37,885,496
GP interest	2,651,506	2,651,506	2,651,506
Redeemable/Exchangeable partnership units	129,658,623	129,658,623	129,658,623
Exchangeable shares	114,792,786	—	—
LP units
Balance, beginning of year	178,977,800	178,821,204	180,388,361
Issued pursuant to TerraForm Power Acquisition	4,034,469	—	—
Distribution reinvestment plan	100,352	176,596	289,641
Issued upon exchange of exchangeable shares	85,164	—	—
Repurchase for cancellation	—	(20,000)	(1,856,798)

Balance, end of year	183,197,785	178,977,800	178,821,204

Total LP units on a fully-exchanged basis(4)	427,649,194	308,636,423	308,479,827

(1)

Shares and units outstanding are pro forma adjusted to reflect transactions up to September 30, 2020, including 8,000,000 Series 17 Preferred Units issued on February 24, 2020, 77,842,712 exchangeable shares issued pursuant to the special distribution on July 30, 2020 and 37,035,241 exchangeable shares and 4,034,469 LP units issued pursuant to the TerraForm Power Acquisition on July 31, 2020, and any LP units issued pursuant to the distribution reinvestment plan and exchanges of exchangeable shares for LP units until September 30, 2020. Refer to the Subsequent Events section of this Management Discussion & Analysis for more information.

(2)

Class A Preference Shares are broken down by series as follows: 5,449,675 Series 1 Class A Preference Shares are outstanding; 4,510,389 Series 2 Class A Preference Shares are outstanding; 9,961,399 Series 3 Class A Preference Shares are outstanding; 4,114,504 Series 5 Class A Preference Shares are outstanding; and 7,000,000 Series 6 Class A Preference Shares are outstanding.

(3)

Preferred Units are broken down by series and certain series are convertible on a one for one basis at the option of the holder as follows: 2,885,496 Series 5 Preferred Units are outstanding; 7,000,000 Series 7 Preferred Units are outstanding (convertible for Series 8 Preferred Units beginning on January 31, 2021); 8,000,000 Series 9 Preferred Units are outstanding (convertible for Series 10 Preferred Units beginning on July 31, 2021); 10,000,000 Series 11 Preferred Units are outstanding (convertible for Series 12 Preferred Units beginning on April 30, 2022); 10,000,000 Series 13 Preferred Units are outstanding (convertible for Series 14 Preferred Units beginning on April 30, 2023); and 7,000,000 Series 15 Preferred Units are outstanding (convertible for Series 16 Preferred Units beginning on April 30, 2024).

(4)	The fully-exchanged amounts assume the exchange of all Redeemable/Exchangeable partnership units and exchangeable shares for LP units.

Brookfield Renewable Partners L.P.	Management’s Discussion & Analysis	December 31, 2019

DIVIDENDS AND DISTRIBUTIONS

The following table summarizes the dividends and distributions declared and paid, for the year ended December 31:

	Declared			Paid
(MILLIONS)	2019	2018	2017	2019	2018	2017
Class A Preference Shares	$26	$26	$26	$26	$26	$25
Class A Preferred LP units	$44	$38	$28	$43	$37	$26
Participating non-controlling interests – in operating subsidiaries	$844	$664	$543	$844	$670	$543
GP Interest and incentive distributions	$55	$45	$35	$54	$44	$34
Redeemable/Exchangeable partnership units	$268	$255	$243	$267	$254	$242
LP units	$370	$355	$328	$363	$345	$315

LP unitholder distributions per unit on an annualized basis were increased as follows:

Date of Increase	Amount of Increase(1)	Annual Distribution(1)	Distribution Effective Date
February 2015	$0.09	$1.33	March 2015
February 2016	$0.09	$1.42	March 2016
February 2017	$0.08	$1.50	March 2017
February 2018	$0.07	$1.57	March 2018
February 2019	$0.08	$1.65	March 2019
February 2020	$0.09	$1.74	March 2020

(1)	Distribution amounts have been adjusted to reflect the dilutive impact of the special distribution.

CONTRACTUAL OBLIGATIONS

Please see Note 29 – Commitments, contingencies and guarantees in the audited consolidated financial statements, for further details on the following:

•	Commitments – Water, land, and dams usage agreements, and agreements and conditions on committed acquisitions of operating portfolios and development projects;

•	Contingencies – Legal proceedings, arbitrations and actions arising in the normal course of business, and providing for letters of credit;

•	Guarantees – Nature of all the indemnification undertakings.

OFF-STATEMENT OF FINANCIAL POSITION ARRANGEMENTS

Brookfield Renewable does not have any off-statement of financial position arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for reserve accounts. As at December 31, 2019, letters of credit issued amounted to $718 million (2018: $686 million).

Brookfield Renewable Partners L.P.	Management’s Discussion & Analysis	December 31, 2019

SELECTED FINANCIAL DATA

The information in this section, excluding the operational information, Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit set forth in the tables below, is derived from and should be read in conjunction with the audited consolidated financial statements of Brookfield Renewable as at December 31, 2019 and 2018, and for the years ended December 31, 2019, 2018 and 2017 and related notes.

HISTORICAL OPERATIONAL AND FINANCIAL INFORMATION

YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	2019	2018	2017	2016	2015
Operational information:
Capacity (MW)	18,883	17,419	16,369	10,731	7,284
Total generation (GWh)
Long-term average generation	53,926	51,971	42,334	38,982	24,467
Actual generation	52,560	52,056	43,385	34,071	23,332

Proportionate generation (GWh)
Long-term average generation	26,189	25,844	23,251	22,362	18,749
Actual generation	26,038	25,753	23,968	20,222	17,662
Average revenue ($ per MWh)	78	75	70	73	73

Additional financial information:
Net income (loss) attributable to Net income (loss) attributable to Unitholders(1)(3)	$(103)	$80	$(56)	$(65)	$3
Basic earnings (loss) per LP Unit	(0.40)	0.10	(0.22)	(0.23)	(0.01)
Consolidated Adjusted EBITDA	2,893	2,670	1,837	1,499	1,224
Proportionate Adjusted EBITDA	1,444	1,323	1,142	942	907
Funds From Operations	761	676	581	419	467
Funds From Operations per Unit(1)(2)(3)	1.96	1.73	1.51	1.14	1.32
Distribution per LP Unit(3)	1.65	1.57	1.50	1.42	1.33

(1)	Unitholders and per Unit include holders of the GP interest, Redeemable/Exchangeable partnership units, and LP Units.
(2)

For the year ended December 31, 2019, weighted average LP Units, Redeemable/Exchangeable partnership units and GP interest totaled 389.0 million (2018: 390.4 million, 2017: 383.6 million, 2016: 366.5 million and 2015: 353.4 million).

(3)	Adjusted to reflect the special distribution of exchangeable shares effective July 30, 2020

CRITICAL ESTIMATES, ACCOUNTING POLICIES AND INTERNAL CONTROLS

CRITICAL ESTIMATES AND CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES

The audited consolidated financial statements of Brookfield Renewable Partners L.P. as at December 31, 2019 and December 31, 2018 and for each of the years in the three years ended December 31, 2019 are prepared in accordance with IFRS as issued by the IASB. In the judgment of management, none of the estimates outlined in Note 1 – Basis of preparation and significant accounting policies in the audited consolidated financial statements are considered critical accounting estimates with the exception of the estimates related to the valuation of property, plant and equipment, financial instruments and the related deferred income tax liabilities. These assumptions include estimates of future electricity prices, discount rates, inflation rates, terminal year and operating and capital costs, the amount, the timing and the income tax rates of future income tax provisions. Estimates also include determination of accruals, purchase price allocations, useful lives, asset valuations, asset impairment testing, deferred tax liabilities, decommissioning retirement obligations and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.

Brookfield Renewable Partners L.P.	Management’s Discussion & Analysis	December 31, 2019

In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that management believes will materially affect the methodology or assumptions utilized in this MD&A. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange volatility and other factors, some of which are highly uncertain, as described in the “Risk Factors” section in our most recent Annual Report on Form 20-F. The interrelated nature of these factors prevents the qualification of the overall impact of these movements on Brookfield Renewable’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.

Additional risk factors other than as described in the “Risk Factors” section of our most recent Annual Report on Form 20-F are as follows

Risks Associated with the COVID-19 Pandemic

The rapid spread of the COVID-19 virus, which was declared by the World Health Organization to be a pandemic on March 11, 2020, and actions taken globally in response to COVID-19, have significantly disrupted international business activities. In addition, the Brookfield Renewable group’s business relies, to a certain extent, on free movement of goods, services, and capital from around the world, which has been significantly restricted as a result of COVID-19. The Brookfield Renewable group has implemented a response plan to maintain its operations despite the outbreak of the virus, including extra safety precautions with respect to our personnel and contingency plans with respect to our facilities. However, the Brookfield Renewable group may experience direct or indirect impacts from the pandemic, including delays in development or construction activities in its business and has some risk that its contract counterparties could fail to meet their obligations.

To date, the Brookfield Renewable group has not experienced the material impact to its operations, financial condition, cash flows or financial performance that has been experienced by many other businesses. Given the ongoing and dynamic nature of the circumstances surrounding COVID-19, it is difficult to predict how significant the impact of COVID-19, including any responses to it, will be on the global economy and the business of the Brookfield Renewable group or for how long any disruptions are likely to continue. The extent of such impact will depend on future developments, which are highly uncertain, rapidly evolving and difficult to predict, including new information which may emerge concerning the severity of COVID-19 and additional actions which may be taken to contain COVID-19. Such developments could have an adverse effect on the Brookfield Renewable group’s assets, liabilities, business, financial condition, results of operations and cash flow.

Despite these conditions and risks, our business is highly resilient given we are an owner, operator and investor in one of the most critical sectors in the world. We generate revenues that are predominantly backed by long-term contracts with well diversified creditworthy counterparties. The majority of our assets can be operated from centralized control centers and our operators around the world have implemented contingency plans to ensure operations, maintenance and capital programs continue with little disruption. We have a robust balance sheet with strong investment grade rating, approximately $3.3 billion of available liquidity as at September 30, 2020 and no material maturities over the next five years.

CRITICAL ESTIMATES

Brookfield Renewable makes estimates and assumptions that affect the carrying value of assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of income and other comprehensive income for the year. Actual results could differ from these estimates. The estimates and assumptions that are critical to the determination of the amounts reported in the audited consolidated financial statements relate to the following:

(i)	Property, plant and equipment

The fair value of Brookfield Renewable’s property, plant and equipment is calculated using estimates and assumptions about future electricity prices from renewable sources, anticipated long-term average generation, estimated operating and capital expenditures, future inflation rates and discount rates, as described in Note 13 – Property, plant and equipment, at fair value in the audited consolidated financial statements of Brookfield Renewable. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of Brookfield Renewable’s property, plant and equipment. See Note 1(t)(iii) – Critical judgments in applying accounting policies – Property, plant and equipment in the audited consolidated financial statements of Brookfield Renewable for further details.

Brookfield Renewable Partners L.P.	Management’s Discussion & Analysis	December 31, 2019

Estimates of useful lives and residual values are used in determining depreciation. To ensure the accuracy of useful lives and residual values, these estimates are reviewed on an annual basis.

(ii)	Financial instruments

Brookfield Renewable makes estimates and assumptions that affect the carrying value of its financial instruments, including estimates and assumptions about future electricity prices, long-term average generation, capacity prices, discount rates and the timing of energy delivery. Non-financial instruments are valued using estimates of future electricity prices which are estimated by considering broker quotes for the years in which there is a liquid market and for the subsequent years Brookfield Renewable’s best estimate of electricity prices that would allow new entrants into the market. The fair value of interest rate swaps is the estimated amount that another party would receive or pay to terminate the swap agreements at the reporting date, taking into account current market interest rates. This valuation technique approximates the net present value of future cash flows. See Note 6 – Risk management and financial instruments in our audited consolidated financial statements for more details.

(iii)	Deferred income taxes

The audited consolidated financial statements include estimates and assumptions for determining the future tax rates applicable to subsidiaries and identifying the temporary differences that relate to each subsidiary. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply during the year when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the audited consolidated statements of financial position dates. Operating plans and forecasts are used to estimate when the temporary difference will reverse.

CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES

The following are the critical judgments that have been made in applying the accounting policies used in the audited consolidated financial statements and that have the most significant effect on the amounts in the audited consolidated financial statements:

(i)	Preparation of consolidated financial statements

These audited consolidated financial statements present the financial position, results of operations and cash flows of Brookfield Renewable. Judgment is required in determining what assets, liabilities and transactions are recognized in the audited consolidated financial statements as pertaining to Brookfield Renewable’s operations.

(ii)	Property, plant and equipment

The accounting policy relating to Brookfield Renewable’s property, plant and equipment is described in Note 1(j) – Property, plant and equipment and revaluation method in the audited consolidated financial statements of Brookfield Renewable. In applying this policy, judgment is used in determining whether certain costs are additions to the carrying amount of the property, plant and equipment as opposed to repairs and maintenance. If an asset has been developed, judgment is required to identify the point at which the asset is capable of being used as intended and to identify the directly attributable costs to be included in the carrying value of the development asset. The useful lives of property, plant and equipment are determined by independent engineers periodically with an annual review by management.

Annually, Brookfield Renewable determines the fair value of its property, plant and equipment using a methodology that it has judged to be reasonable. The methodology for hydroelectric assets is generally a 20-year discounted cash flow model. 20 years is the period considered reasonable as Brookfield Renewable has 20-year capital plans and it believes a reasonable third party would be indifferent between extending the cash flows further in the model versus using a discounted terminal value. The methodology for wind, solar and storage & other assets is to align the model length with the expected remaining useful life of the subject assets.

The valuation model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. With respect to estimated future generation that does not incorporate long-term power purchase agreement pricing, the cash flow model uses estimates of future electricity prices using broker quotes from independent sources for the years in which there is a liquid market. The valuation of power generating assets not linked to long-term power purchase agreements also requires the development of a long-term estimate of future electricity prices. In this regard the valuation model uses a discount to the all-in cost of construction with a reasonable return, to secure energy from a new renewable

Brookfield Renewable Partners L.P.	Management’s Discussion & Analysis	December 31, 2019

resource with a similar generation profile to the asset being valued as the benchmark that will establish the market price for electricity for renewable resources.

Brookfield Renewable’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the years 2026 to 2035 in North America, 2027 in Colombia, and 2023 in Europe and Brazil. The year of new entry is viewed as the point when generators must build additional capacity to maintain system reliability and provide an adequate level of reserve generation with the retirement of older coal fired plants and rising environmental compliance costs in North America and Europe, and overall increasing demand in Colombia and Brazil. For the North American and European businesses, Brookfield Renewable has estimated a discount to these new-build renewable asset prices to determine renewable electricity prices for hydroelectric and wind facilities. In Brazil and Colombia, the estimate of future electricity prices is based on a similar approach as applied in North America using a forecast of the all-in cost of development.

Terminal values are included in the valuation of hydroelectric assets in North America and Colombia. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset with consideration of a one-time 30-year renewal on qualifying hydroelectric assets.

Discount rates are determined each year by considering the current interest rates, average market cost of capital as well as the price risk and the geographical location of the operational facilities as judged by management. Inflation rates are also determined by considering the current inflation rates and the expectations of future rates by economists. Operating costs are based on long-term budgets escalated for inflation. Each operational facility has a 20-year capital plan that it follows to ensure the maximum life of its assets is achieved. Foreign exchange rates are forecasted by using the spot rates and the available forward rates, extrapolated beyond the period available. The inputs described above to the discounted cash flow model require management to consider facts, trends and plans in making its judgments as to what derives a reasonable fair value of its property, plant and equipment.

(iii)	Financial instruments

The accounting policy relating to Brookfield Renewable’s financial instruments is described in Note 1(m) – Financial instruments in our audited consolidated financial statements. In applying the policy, judgments are made in applying the criteria set out in IFRS 9, Financial instruments (“IFRS 9”) and IAS 39, Financial instruments: recognition and measurement (“IAS 39”), to record financial instruments at fair value through profit and loss, and the assessments of the effectiveness of hedging relationships.

(iv)	Deferred income taxes

The accounting policy relating to Brookfield Renewable’s income taxes is described in Note 1(o) – Income taxes in the audited consolidated financial statements of Brookfield Renewable. In applying this policy, judgments are made in determining the probability of whether deductions, tax credits and tax losses can be utilized.

NEW ACCOUNTING STANDARDS

There have been no new changes to IFRS with an impact on Brookfield Renewable in 2020.

FUTURE CHANGES IN ACCOUNTING POLICIES

In August 2020, the IASB published Interest Rate Benchmark Reform—Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (“Phase II Amendments”), effective January 1, 2021. We expect to have completed our assessment in advance of January 1, 2021. The adoption is not expected to have a significant impact on Brookfield Renewable.

There are currently no other future changes to IFRS with potential impact on Brookfield Renewable.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Management, including Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of BEP’s disclosure controls and procedures and internal control over financial reporting as of December 31, 2019 and based on that assessment concluded that BEP’s disclosure controls and procedures and internal control over financial reporting were operating effectively as of December 31, 2019.

All controls and procedures, no matter how well designed, can provide only reasonable assurance with regards to the reliability of financial reporting and preparation of financial statements in accordance with IFRS and provide only reasonable assurance that all control issues have been detected. Accordingly, BEP’s disclosure controls and procedures and internal control over financial reporting are effective in providing reasonable, not absolute, assurance that the objectives of such controls and procedures are met.

Brookfield Renewable Partners L.P.	Management’s Discussion & Analysis	December 31, 2019

Excluded from our evaluation were disclosure controls and procedures and internal control over financial reporting at TerraForm Power, for which control was acquired on July 31, 2020, but which has been consolidated retrospectively in these financial statements as of October 17, 2017. The financial statements of TerraForm Power constitute approximately 25% and 16% of total and net assets, respectively, as at December 31, 2019 and 25% of revenues for the year ended December 31, 2019.

There have been no changes in BEP’s internal control over financial reporting during the quarter or year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, BEP’s internal control over financial reporting.

SUBSEQUENT EVENTS

In February 2020, Brookfield Renewable, through its subsidiary TerraForm Power, completed the acquisition of a portfolio of two concentrated solar power facilities located in Spain with combined nameplate capacity of approximately 100 MW for a total purchase price of approximately €117 million (approximately $128 million as of the date of the acquisition). These facilities are regulated under the Spanish framework for renewable power, with approximately 19 years of remaining regulatory life.

In February 2020, Brookfield Renewable issued 8,000,000 Series 17 Preferred Units at a price of $25 per unit for gross proceeds of $200 million. The holders of the Series 17 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.25%.

In March 2020, Brookfield Renewable, together with institutional partners, completed the acquisition of 278 MW of development solar assets in Brazil and 47 MW of operating solar assets in India, with Brookfield Renewable holding a 25% interest in both projects.

In March 2020, Brookfield Renewable, together with institutional partners, completed the sale of a 39 MW portfolio of solar assets in Thailand for total proceeds of $94 million. Brookfield Renewable held a 31% interest in the portfolio.

In June 2020, affiliates of Brookfield Asset Management completed a secondary offering of 10,236,000 LP units at a price of $48.85 per LP unit, for gross proceeds of $500 million. Brookfield Renewable did not sell LP units in the offering and did not receive any proceeds from the offering.

In August 2020, Brookfield Renewable completed an issuance of C$425 million ($319 million) Series 14 medium term notes. The medium term notes have a fixed interest rate of 3.33% and a maturity date of August 2050. The series 14 medium term notes are corporate-level green bonds.

In September 2020, Brookfield Renewable repaid C$400 million ($304 million) of Series 8 medium term notes prior to maturity.

In September 2020, Brookfield Renewable, together with institutional partners, completed the sale of a 33 MW portfolio of solar assets in South Africa for total proceeds of $25 million. Brookfield Renewable held a 31% interest in the portfolio.

In October 2020, Brookfield Renewable, through its subsidiary TerraForm Power, completed the sale of a gross 40% equity interest in an 852 MW wind portfolio in the United State for total proceeds of $264 million ($178 million net to Brookfield Renewable).

In October 2020, Brookfield Renewable executed the sale of a 47 MW wind portfolio in Ireland for proceeds of $140 million ($55 million net to Brookfield Renewable). Brookfield Renewable holds a 39% economic interest and 100% voting interest in the Irish wind portfolio.

In October 2020, Brookfield Renewable, together with institutional partners, completed the acquisition of a 1,200 MW solar development portfolio in Brazil for approximately $46 million, which are targeted for commercial operations in early 2023. Brookfield Renewable holds a 25% economic interest.

In October 2020, Brookfield Renewable, alongside institutional partners, acquired a portfolio of loans secured by almost 2,500 MW of operating assets from one of the largest non-banking financial companies in India for approximately $200 million. Brookfield Renewable holds a 25% economic interest.

In October 2020, Brookfield Renewable, alongside institutional partners, funded the final C$400 million tranche of the C$750 million convertible securities Brookfield Renewable agreed to invest in TransAlta Corporation at the beginning of 2019. Brookfield Renewable holds a 25% economic interest.

In October 2020, affiliates of Brookfield Asset Management completed a secondary offering of 4,663,250 exchangeable shares at a price of C$80.20 ($60.06) per exchangeable share, for gross proceeds of C$374 million ($285 million). Brookfield Renewable did not sell exchangeable shares in the offering and did not receive any of the proceeds from the offering. After giving effect to the secondary offering, Brookfield Asset Management owns, directly and indirectly, 215,367,457 LP units, Redeemable/Exchangeable partnership units, and exchangeable shares representing approximately 50.4% of Brookfield Renewable on a fully-exchanged basis (assuming the exchange of all of the outstanding Redeemable/Exchangeable partnership units and exchangeable shares) with the remaining approximately 49.6% held by public investors.

In November 2020, Brookfield Renewable completed the buyout of the lease on its 192 MW hydroelectric facility in Louisiana for $560 million ($420 million net to Brookfield Renewable).

In November 2020, Brookfield Renewable announced a three-for-two split of Brookfield Renewable’s outstanding LP units and of BEPC’s outstanding shares.

Brookfield Renewable Partners L.P.	Management’s Discussion & Analysis	December 31, 2019

Given the ongoing and dynamic nature of the circumstances surrounding COVID-19, it is difficult to predict how significant the impact of COVID-19, including any responses to it, will be on the global economy and Brookfield Renewable or for how long any disruptions are likely to continue. The extent of such impact will depend on future developments, which are highly uncertain, rapidly evolving and difficult to predict, including new information which may emerge concerning the severity of COVID-19 and additional actions which may be taken to contain COVID-19. Such developments could have an adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow.

Formation of BEPC and Acquisition of TerraForm Power

On July 29, 2020, Brookfield Renewable contributed its renewable power assets in the United States, Brazil and Colombia (excluding a 10% interest in certain Brazilian and Colombian operations, which continues to be held indirectly by Brookfield Renewable) to BEPC. On July 30, 2020, Brookfield Renewable completed the special distribution whereby unitholders of record as of July 27, 2020 (the “Record Date”) received one exchangeable share for every four LP units held. Immediately prior to the special distribution, Brookfield Renewable received exchangeable shares through a distribution by BRELP (the “BRELP distribution”) of the exchangeable shares to all of its unitholders. As a result of the BRELP Distribution, (i) Brookfield and its subsidiaries received approximately 33.1 million exchangeable shares and (ii) Brookfield Renewable received approximately 44.7 million exchangeable shares, which it subsequently distributed to unitholders pursuant to the special distribution. Upon completion of the special distribution, (i) public holders of LP units held approximately 42.8% of the issued and outstanding exchangeable shares (ii) Brookfield and its affiliates held approximately 57.2% of the issued and outstanding exchangeable shares, and (iii) a subsidiary of Brookfield Renewable owned all of the issued and outstanding class B multiple voting shares, or class B shares, which represent a 75.0% voting interest in BEPC, and all of the issued and outstanding class C non-voting shares, or class C shares, of BEPC, which entitle Brookfield Renewable to the residual value in BEPC after payment in full of the amount due to holders of exchangeable shares and class B shares. BEPC directly and indirectly controlled BEPC prior to the special distribution and continues to control BEPC subsequent to the special distribution through its interests in BEPC. The exchangeable shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BEPC”.

The thresholds used for the calculation of incentive distribution rights that Brookfield is entitled to as the owner of the 1% GP interest in BRELP were reduced on the completion of the special distribution to give effect to the special distribution, to $0.300 and $0.338, respectively.

On July 31, 2020, Brookfield Renewable completed the acquisition of TerraForm Power, Inc. (“TerraForm Power”) pursuant to which Brookfield Renewable acquired all of the Class A common stock of TerraForm Power not owned by Brookfield Renewable or its affiliates (“public TerraForm Power shares”), representing a 38% interest in TerraForm Power (the “TerraForm Power acquisition”). Pursuant to the TerraForm Power acquisition, each holder of public TerraForm Power shares received 0.47625 of an exchangeable share of BEPC or of a partnership unit for each public TerraForm Power share held by such holder. The TerraForm Power acquisition was completed in exchange for 37,035,241 exchangeable shares and 4,034,469 LP units. After giving effect to the special distribution and the TerraForm Power acquisition, Brookfield and its affiliates, including Brookfield Renewable, through its ownership of exchangeable shares and class B shares, holds an approximate 84.7% voting interest in BEPC. Holders of exchangeable shares, excluding Brookfield and its affiliates and Brookfield Renewable, hold an approximate 15.3% aggregate voting interest in BEPC.

Concurrently with the TerraForm Power acquisition, Brookfield Renewable entered into a voting agreement with Brookfield whereby Brookfield agreed to provide Brookfield Renewable with a number of voting rights, including the authority to direct the election of the Boards of Directors of the Brookfield entity that owns shares in TerraForm Power. As a result, Brookfield Renewable controls and consolidates TerraForm Power from an accounting point of view.

Following the closing of the TerraForm Power acquisition, Brookfield owned, directly and indirectly, 220,030,707 LP units and Redeemable/Exchangeable partnership units and exchangeable shares, representing approximately 51.5% of Brookfield Renewable on a fully-exchanged basis (assuming the exchange of all of the outstanding Redeemable/Exchangeable partnership units and exchangeable shares) and the remaining approximately 48.5% was held by public investors. The percentages assume that all of the outstanding Redeemable/Exchangeable partnership units of BRELP and exchangeable shares are exchanged for LP units (on a one-for-one basis). After giving effect to the secondary offering, Brookfield Asset Management owns, directly and indirectly, 215,367,457 LP units, Redeemable/Exchangeable partnership units, and exchangeable shares representing approximately 50.4% of Brookfield Renewable on a fully-exchanged basis (assuming the exchange of all of the outstanding Redeemable/Exchangeable partnership units and exchangeable shares) with the remaining approximately 49.6% held by public investors.

Brookfield Renewable Partners L.P.	Management’s Discussion & Analysis	December 31, 2019

PRESENTATION TO STAKEHOLDERS AND PERFORMANCE MEASUREMENT

PRESENTATION TO PUBLIC STAKEHOLDERS

Equity

Brookfield Renewable’s consolidated equity interests include (i) non-voting publicly traded LP units, held by public unitholders and Brookfield, (ii) exchangeable shares of BEPC, held by public shareholders and Brookfield, (iii) Redeemable/Exchangeable Limited partnership units in BRELP, a holding subsidiary of Brookfield Renewable, held by Brookfield, and (iv) the GP interest in BRELP, held by Brookfield.

The LP units, the exchangeable shares and the Redeemable/Exchangeable partnership units have the same economic attributes in all respects, except that the exchangeable shares provide the holder, and the Redeemable/Exchangeable partnership units provide Brookfield, the right to request that all or a portion of such shares or units be redeemed for cash consideration. Brookfield Renewable, however, has the right, at its sole discretion, to satisfy any such redemption request with LP units, rather than cash, on a one-for-one basis. The public holders of exchangeable shares, and Brookfield, as holder of exchangeable shares and Redeemable/Exchangeable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP units. Because Brookfield Renewable, at its sole discretion, has the right to settle any redemption request in respect of exchangeable shares and Redeemable/Exchangeable partnership units with LP units, the exchangeable shares and Redeemable/Exchangeable partnership units are classified under equity, and not as a liability.

Given the exchange feature referenced above, we are presenting LP units, exchangeable shares, Redeemable/Exchangeable partnership units, and the GP Interest as separate components of consolidated equity. This presentation does not impact the total income (loss), per unit or share information, or total consolidated equity.

As at the date of this report, on a fully exchanged basis, Brookfield owns an approximate 51.5% LP unit interest and all general partnership interests in Brookfield Renewable, representing a 0.01% economic interest, while the remaining approximately 48.5% LP unit interest is held by the public.

Actual Generation

For assets acquired, disposed or reaching commercial operation during the year, reported generation is calculated from the acquisition, disposition or commercial operation date and is not annualized. Generation on a same store basis refers to the generation of assets that were owned during both periods presented. As it relates to Colombia only, generation includes both hydroelectric and cogeneration facilities. “Other” includes generation from North America cogeneration and Brazil biomass.

North America hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 30 years. Colombia hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 20 years. Hydroelectric assets located in Brazil benefit from a market framework which levelizes generation risk across producers. Wind long-term average is the expected average level of generation based on the results of simulated historical wind speed data performed over a period of typically 10 years. Solar long-term average is the expected average level of generation based on the results of a simulation using historical irradiance levels in the locations of our projects from the last 14 to 20 years combined with actual generation data during the operational period.

We compare actual generation levels against the long-term average to highlight the impact of an important factor that affects the variability of our business results. In the short-term, we recognize that hydrology, wind and irradiance conditions will vary from one period to the next; over time however, we expect our facilities will continue to produce in line with their long-term averages, which have proven to be reliable indicators of performance.

Our risk of a generation shortfall in Brazil continues to be minimized by participation in the MRE administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, an assured energy amount, irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. During these periods, we expect that a higher proportion

Brookfield Renewable Partners L.P.	Management’s Discussion & Analysis	December 31, 2019

of thermal generation would be needed to balance supply and demand in the country potentially leading to higher overall spot market prices.

Generation from our North American pumped storage and cogeneration facilities is highly dependent on market price conditions rather than the generating capacity of the facilities. Our European pumped storage facility generates on a dispatchable basis when required by our contracts for ancillary services. Generation from our biomass facilities is dependent on the amount of sugar cane harvested in a given year. For these reasons, we do not consider a long-term average for these facilities.

Voting Agreements with Affiliates

Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain renewable power generating facilities in the United States, Brazil, Europe and Asia. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of the Colombian business. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.

For entities previously controlled by Brookfield Asset Management, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, as all combining businesses are ultimately controlled by Brookfield Asset Management both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(t)(ii) – Critical judgments in applying accounting policies – Common control transactions in our December 31, 2019 audited consolidated financial statements for our policy on accounting for transactions under common control.

PERFORMANCE MEASUREMENT

Segment Information

Our operations are segmented by – 1) hydroelectric, 2) wind, 3) solar, 4) storage & other (cogeneration and biomass), and 5) corporate – with hydroelectric and wind further segmented by geography (i.e., North America, Colombia, Brazil, Europe and Asia). This best reflects the way in which the CODM reviews results, manages operations and allocates resources. The Colombia segment aggregates the financial results of its hydroelectric and cogeneration facilities. The Canada segment includes the financial results of our strategic investment in TransAlta Corporation (“TransAlta”). The corporate segment represents all activity performed above the individual segments for the business.

We report our results in accordance with these segments and present prior period segmented information in a consistent manner. See Note 7 – Segmented information in our audited consolidated financial statements.

One of our primary business objectives is to generate stable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through three key metrics — i) Net Income (Loss), ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), and iii) Funds From Operations.

It is important to highlight that Adjusted EBITDA and Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies and have limitations as analytical tools. We provide additional information below on how we determine Adjusted EBITDA and Funds From Operations. We also provide reconciliations to net income (loss). See “Financial Performance Review on Segment Information”.

Proportionate Information

Reporting to the CODM on the measures utilized to assess performance and allocate resources has been provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides an investor perspective that the CODM considers important when performing internal analyses and making strategic and operating

Brookfield Renewable Partners L.P.	Management’s Discussion & Analysis	December 31, 2019

decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to investors.

Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by Brookfield Renewable apportioned to each of the above-noted items.

The presentation of proportionate results has limitations as an analytical tool, including the following:

•

The amounts shown on the individual line items were derived by applying overall economic ownership interest percentage and do not necessarily represent legal claim to the assets and liabilities, or the revenues and expenses; and

•	Other companies may calculate proportionate results differently.

Because of these limitations, the proportionate financial information of Brookfield Renewable should not be considered in isolation or as a substitute for the financial statements of Brookfield Renewable as reported under IFRS.

Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its financial statements. The presentation of the assets and liabilities and revenues and expenses do not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.

Unless the context indicates or requires otherwise, information with respect to the MW attributable to Brookfield Renewable’s facilities, including development assets, is presented on a consolidated basis, including with respect to facilities whereby Brookfield Renewable either controls or jointly controls the applicable facility.

Net Income (Loss)

Net income (loss) is calculated in accordance with IFRS.

Net income (loss) is an important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income (loss) on an IFRS basis for Brookfield Renewable will often lead to the recognition of a loss even though the underlying cash flows generated by the assets are supported by strong margins and stable, long-term power purchase agreements. The primary reason for this is that accounting rules require Brookfield Renewable to recognize a significantly higher level of depreciation for its assets than is required to be reinvested in the business as sustaining capital expenditures.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS measure used by investors to analyze the operating performance of companies.

Brookfield Renewable uses Adjusted EBITDA to assess the performance of Brookfield Renewable before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, distributions to preferred limited partners and other typical non-recurring items. Brookfield Renewable adjusts for these factors as they may be non-cash, unusual in nature and/or are not factors used by management for evaluating operating performance.

Brookfield Renewable believes that presentation of this measure will enhance an investor’s ability to evaluate its financial and operating performance on an allocable basis.

Funds From Operations

Funds From Operations is a non-IFRS measure used by investors to analyze net earnings from operations without the effects of certain volatile items that generally have no current financial impact or items not directly related to the performance of Brookfield Renewable.

Brookfield Renewable Partners L.P.	Management’s Discussion & Analysis	December 31, 2019

Brookfield Renewable uses Funds From Operations to assess the performance of Brookfield Renewable before the effects of certain cash items (e.g., acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g., deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. In the consolidated financial statements of Brookfield Renewable, the revaluation approach is used in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation is determined based on a revalued amount, thereby reducing comparability with peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. Management adds back deferred income taxes on the basis that they do not believe this item reflects the present value of the actual tax obligations that they expect Brookfield Renewable to incur over the long-term investment horizon of Brookfield Renewable.

Brookfield Renewable believes that analysis and presentation of Funds From Operations on this basis will enhance an investor’s understanding of the performance of Brookfield Renewable. Funds From Operations is not a substitute measure of performance for earnings per share and does not represent amounts available for distribution.

Funds From Operations is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with IFRS. Furthermore, this measure is not used by the CODM to assess Brookfield Renewable’s liquidity.

Proportionate Debt

Proportionate debt is presented based on the proportionate share of borrowings obligations relating to the investments of Brookfield Renewable in various portfolio businesses. The proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Proportionate debt measures are provided because management believes it assists investors and analysts in estimating the overall performance and understanding the leverage pertaining specifically to Brookfield Renewable’s share of its invested capital in a given investment. When used in conjunction with proportionate Adjusted EBITDA, proportionate debt is expected to provide useful information as to how Brookfield Renewable has financed its businesses at the asset-level. Management believes that the proportionate presentation, when read in conjunction with Brookfield Renewable’s reported results under IFRS, including consolidated debt, provides a more meaningful assessment of how the operations of Brookfield Renewable are performing and capital is being managed. The presentation of proportionate debt has limitations as an analytical tool, including the following:

•

Proportionate debt amounts do not represent the consolidated obligation for debt underlying a consolidated investment. If an individual project does not generate sufficient cash flows to service the entire amount of its debt payments, management may determine, in their discretion, to pay the shortfall through an equity injection to avoid defaulting on the obligation. Such a shortfall may not be apparent from or may not equal the difference between aggregate proportionate Adjusted EBITDA for all of the portfolio investments of Brookfield Renewable and aggregate proportionate debt for all of the portfolio investments of Brookfield Renewable; and

•	Other companies may calculate proportionate debt differently.

Because of these limitations, the proportionate financial information of Brookfield Renewable should not be considered in isolation or as a substitute for the financial statements of Brookfield Renewable as reported under IFRS.

Brookfield Renewable Partners L.P.	Management’s Discussion & Analysis	December 31, 2019

CAUTIONARY STATEMENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This management’s discussion and analysis contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this management’s discussion and analysis include statements regarding the announcement of a three-for-two split of LP units and exchangeable shares, including the expected record and payment dates in respect thereof, the quality of our assets and the resiliency of the cash flow they will generate, our anticipated financial performance and payout ratio, future commissioning of assets, contracted nature of our portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions and dispositions, financing and refinancing opportunities, BEPC’s ability to attract new investors as well as the future performance and prospects of BEPC and BEP, the prospects and benefits of the combination of Brookfield Renewable and TerraForm Power, including certain information regarding the combined company’s expected cash flow profile and liquidity, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. In some cases, forward looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavours”, “pursues”, “strives”, “seeks”, “targets”, “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this management’s discussion and analysis are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to, changes to hydrology at our hydroelectric facilities, to wind conditions at our wind energy facilities, to irradiance at our solar facilities or to weather generally, as a result of climate change or otherwise, at any of our facilities; volatility in supply and demand in the energy markets; our inability to re-negotiate or replace expiring power purchase agreements on similar terms; increases in water rental costs (or similar fees) or changes to the regulation of water supply; advances in technology that impair or eliminate the competitive advantage of our projects; an increase in the amount of uncontracted generation in our portfolio; industry risks relating to the power markets in which we operate; the termination of, or a change to, the hydrological balancing pool in Brazil; increased regulation of our operations; concessions and licenses expiring and not being renewed or replaced on similar terms; our real property rights for wind and solar renewable energy facilities being adversely affected by the rights of lienholders and leaseholders that are superior to those granted to us; increases in the cost of operating our plants; our failure to comply with conditions in, or our inability to maintain, governmental permits; equipment failures, including relating to wind turbines and solar panels; dam failures and the costs and potential liabilities associated with such failures; force majeure events; uninsurable losses and higher insurance premiums; adverse changes in currency exchange rates and our inability to effectively manage foreign currency exposure; availability and access to interconnection facilities and transmission systems; health, safety, security and environmental risks; energy marketing risks; disputes, governmental and regulatory investigations and litigation; counterparties to our contracts not fulfilling their obligations; the time and expense of enforcing contracts against non-performing counter-parties and the uncertainty of success; our operations being affected by local communities; fraud, bribery, corruption, other illegal acts or inadequate or failed internal processes or systems; some of our acquisitions may be of distressed companies, which may subject us to increased risks, including the incurrence of legal or other expenses; our reliance on computerized business systems, which could expose us to cyber-attacks; newly developed technologies in which we invest not performing as anticipated; labor disruptions

Brookfield Renewable Partners L.P.	Management’s Discussion & Analysis	December 31, 2019

and economically unfavorable collective bargaining agreements; our inability to finance our operations due to the status of the capital markets; operating and financial restrictions imposed on us by our loan, debt and security agreements; changes to our credit ratings; our inability to identify sufficient investment opportunities and complete transactions; the growth of our portfolio and our inability to realize the expected benefits of our transactions or acquisitions; our inability to develop greenfield projects or find new sites suitable for the development of greenfield projects; delays, cost overruns and other problems associated with the construction and operation of generating facilities and risks associated with the arrangements we enter into with communities and joint venture partners; Brookfield Asset Management’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield Asset Management identifies, including by reason of conflicts of interest; we do not have control over all our operations or investments; political instability or changes in government policy; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; changes to government policies that provide incentives for renewable energy; a decline in the value of our investments in securities, including publicly traded securities of other companies; we are not subject to the same disclosure requirements as a U.S. domestic issuer; the separation of economic interest from control within our organizational structure; future sales and issuances of LP units, preferred limited partnership units or securities exchangeable for LP units, including exchangeable shares, or the perception of such sales or issuances, could depress the trading price of the LP units or preferred limited partnership units; the incurrence of debt at multiple levels within our organizational structure; being deemed an “investment company” under the U.S. Investment Company Act of 1940; the effectiveness of our internal controls over financial reporting; our dependence on Brookfield Asset Management and Brookfield Asset Management’s significant influence over us; the departure of some or all of Brookfield Asset Management’s key professionals; changes in how Brookfield Asset Management elects to hold its ownership interests in Brookfield Renewable; Brookfield Asset Management acting in a way that is not in the best interests of Brookfield Renewable or its unitholders; the severity, duration and spread of the COVID-19 outbreak, as well as the direct and indirect impacts that the virus may have; broader impacts of climate change; failure of our systems technology; involvement in disputes, governmental and regulatory investigations and litigation; any changes in the market price of LP units; and the redemption of exchangeable shares at any time or upon notice from the holder of BEPC class B shares.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this management’s discussion and analysis and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Form 20-F and other risks and factors that are described therein and that are described in the BEP’s and BEPC’s registration statement on Form F-1/F-4 filed in connection with the distribution of BEPC’s Shares and the acquisition of TerraForm Power and the Canadian prospectus filed with the securities regulators in Canada qualifying the distribution of exchangeable Shares.

CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS MEASURES

This management’s discussion and analysis contains references to certain proportionate information, Adjusted EBITDA, Funds From Operations and Proportionate Debt (collectively, “Brookfield Renewable’s Non-IFRS Measures”) which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of proportionate information, Adjusted EBITDA, Funds From Operations and Proportionate Debt used by other entities. In particular, our definition of Funds From Operations may differ from the definition of funds from operations used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. We believe that Brookfield Renewable’s Non-IFRS Measures are useful supplemental measures that may assist investors in assessing our financial performance. Brookfield Renewable’s Non-IFRS Measures should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. These non-IFRS measures reflect how we manage our business and, in our opinion, enable the reader to better understand our business.

A reconciliation of Adjusted EBITDA and Funds From Operations to net income (loss) is presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Adjusted EBITDA and Funds From Operations to net income in our Segmented information in our consolidated financial statements.

Brookfield Renewable Partners L.P.	Management’s Discussion & Analysis	December 31, 2019

BROOKFIELD RENEWABLE PARTNERS L.P.
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